Exhibit 2.1

Agreement And Plan of Merger
by and among
Spherion Corporation,
Crystal Acquisition Corporation,
Charlesbank Equity Fund V, Limited Partnership,
CB Offshore Equity Fund V, L.P.,
Charlesbank Equity Coinvestment Fund V, Limited Partnership,
Charlesbank Coinvestment Partners, Limited Partnership
as Principal Stockholders,
Charlesbank Capital Partners, LLC,
as Stockholders’ Representative,
and
Intellimark Holdings, Inc.
Dated as of November 14, 2007

Exhibits

Exhibit A	Form of Option Acknowledgement
Exhibit B	Form of Written Consent of the Principal Stockholder
Exhibit C	Form of Release
Exhibit D	Form of Opinion of Company Counsel
Annexes

Annex 1	Calculation of Net Working Capital
Annex 2	Form of Closing Indebtedness Annex
Annex 3	Form of Transaction Expenses Annex
Annex 4	Form of Debt Repayment Expenses Annex
Annex 5	Technisource Junior Subordinated Promissory Notes
Annex 6	Defeasance Costs Annex
Schedules

Schedule 6.1	Conduct of Business
Schedule 7.2(g)	Agreements with Equity Holders
Schedule 12.1	Knowledge of the Company
Disclosure Schedule

Index of Defined Terms

Adjustment Amount	8
Adjustment Amount Retention	8
Affiliate	66
Agents’ Fees	41
Aggregate Merger Consideration	66
Agreement	1
Basket Amount	53
Business Day	67
Buyer	1
Buyer Credit Agreement	67
Buyer Indemnified Party	49
Buyer Material Adverse Effect	67
Capital Structure Certificate	67
Certificate of Merger	2
Certificates	9
Change of Control	67
Charlesbank Junior Subordinated Promissory Notes	68
Closing
Closing Balance Sheet	6
Closing Date	2
Closing Date Net Working Capital	6
Closing Date Statement	6
Closing Indebtedness	68
Closing Indebtedness Annex	11
COBRA	42
Code	68
Common Stock	68
Company	1
Company Financials	22
Company Group Member	42
Company Material Adverse Effect	69
Confidentiality Agreement	69
Contract	25
Control	69
Credit Agreements	69
Current Representation	66
Debt Repayment Expenses	44
Debt Repayment Expenses Annex	12
Defeasance Costs	69
Defeasance Costs Annex	12
Deferred Payment Amount	13
Deferred Payment Date	13
Designated Person	66
Determination Date	7
DGCL	1
Disclosure Schedule	19

Disputed Items	7
Dissenters’ Claims	13
Dissenters’ Notice	13
Dissenters’ Rights Notice	39
Dissenters’ Rights Payments	13
Dissenting Shares	12
Effective Time	2
Encumbrances	69
Enterprise Value	69
Environmental Laws	70
ERISA	70
ERISA Affiliate	70
Estimated Adjustment Amount	6
Estimated Closing Date Net Working Capital	5
Exclusive Period	44
Fannan Litigation	70
Fannan Litigation Expenses	70
Foreign Subsidiaries	46
Fundamental Representations	53
GAAP	70
General Indemnity Amount	70
Governmental Entity	70
Guarantors	71
Hazardous Substances	71
HSR Act	21
Indebtedness	71
Indemnifying Party	52
Independent Accountant	7
Intellectual Property	71
Junior Subordinated Promissory Notes	71
knowledge of the Company	71
Laws	72
Letter of Transmittal	72
LIBOR	72
Lien	72
Loss	49
Merger	1
Merger Sub	1
Merrill Lynch Junior Subordinated Promissory Note	72
Most Recent Balance Sheet Date	22
Net Working Capital	72
Non-Payment Default	15
Non-Payment Default Notice	15
Notice of Objection	7

Option Acknowledgment	4
Option Cancellation Payment	72
Option Holder	73
Options	73
Paying Agent	73
Payment Blockage Period	15
Payment Blockage Termination Date	15
Payment Default	15
Payment Default Notice	15
Per Option Deferred Amount	4
Per Share Deferred Amount	3
Per Share Merger Consideration	73
Permitted Encumbrances	73
Permitted IP Liens	28
Person	73
Plan	31
Post-Closing Representation	65
Principal Stockholder	1
Principal Stockholder Notes	37
Principal Stockholder Shares	37
Pro Rata Amount	60
Pro Rata Portion	73
Registered Intellectual Property	27
Releases	48
Representative Section 2.3 Expenses	8
Representatives	7
Restricted Stock	74
Schedules	19
Securities Act	74

Seller Indemnified Parties	51
Senior Debt	74
Senior Debt Satisfaction	14
Series A Preferred Stock	74
Series A Preferred Stock Redemption Amount	74
Shares	74
Standstill Termination Date	16
Stockholder	74
Stockholders’ Representative	1
Straddle Period	42
Subordinated Holders	14
Subsidiary	74
Surviving Corporation	1
Target Net Working Capital	75
Tax	75
Tax Claim	43
Tax Indemnifying Party	43
Tax Return	75
Technisource Junior Subordinated Promissory Notes	75
Third Party Acquisition	75
Third Party Claim	52
Tipping Basket Amount	53
to the Company’s knowledge	71
Transaction Expenses	75
Transaction Expenses Annex	11
Transfer Taxes	42
Written Consent	39

Agreement and Plan of Merger (this “Agreement”), dated as of November 14, 2007, by and among Spherion Corporation, a Delaware corporation (“Buyer”), Crystal Acquisition Corporation, a Delaware corporation (“Merger Sub”), and Charlesbank Equity Fund V, Limited Partnership, a Massachusetts limited partnership, CB Offshore Equity Fund V, L.P., a Cayman Islands limited partnership, Charlesbank Equity Coinvestment Fund V, Limited Partnership, a Massachusetts limited partnership, Charlesbank Coinvestment Partners, Limited Partnership, a Massachusetts limited partnership (each, a “Principal Stockholder” and, together, the “Principal Stockholders”), Charlesbank Capital Partners, LLC, a Massachusetts limited liability company, solely in its capacity as representative of the holders of the Company’s capital stock (“Stockholders’ Representative”), and Intellimark Holdings, Inc., a Delaware corporation (the “Company”).
Introduction
     The respective Boards of Directors of each of Buyer, Merger Sub and the Company have unanimously (i) approved, and declared advisable and in the best interests of Buyer, Merger Sub and the Company and their respective stockholders, the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and subject to the terms and conditions of this Agreement and (ii) approved this Agreement.
     Certain capitalized terms have the meanings set forth in Section 12.1.
     In consideration of the mutual representations, warranties, covenants and other agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
The Merger
     SECTION 1.1 The Merger. At the Effective Time, subject to the terms and conditions of this Agreement and in accordance with the DGCL, (i) Merger Sub shall be merged with and into the Company, (ii) the separate corporate existence of Merger Sub shall cease and (iii) the Company shall be the surviving corporation (the “Surviving Corporation”) and shall continue its legal existence under the DGCL.

     SECTION 1.2 Effective Time; Closing Date. Subject to the terms and conditions of this Agreement, the Company and Merger Sub shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed in accordance with the provisions of Section 251 of the DGCL, or at such later time as may be stated in the Certificate of Merger (the “Effective Time”). The closing of the Merger (the “Closing”) shall take place at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York, 10018, at 10:00 A.M. (EST) on the later of (i) November 30, 2007 and (ii) two Business Days after the date on which the last of the conditions set forth in Article VII shall have been satisfied or waived (other than any such conditions that by their nature cannot be satisfied until the Closing Date, which shall be satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), or on such other date, time and place as the Company and Buyer may mutually agree (the “Closing Date”).
     SECTION 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, franchises and assets of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.
     SECTION 1.4 Certificate of Incorporation; Bylaws. (a) The certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation immediately after the Effective Time until thereafter amended as provided by Law and such certificate of incorporation, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) the identity of the incorporator shall be deleted.
     (b) The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation immediately after the Effective Time, until thereafter amended as provided by Law and such by-laws.
     SECTION 1.5 Board of Directors and Officers. The Board of Directors and officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the Board of Directors and officers, respectively, of the Surviving Corporation, each to hold office until his or her respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
     SECTION 1.6 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the properties, rights, privileges, powers, franchises or assets of either the Company or Merger Sub or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or Merger Sub, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the properties, rights, privileges, powers, franchises or assets of the Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.
ARTICLE II
Effects of the Merger; Consideration
     SECTION 2.1 Conversion of Company Securities.
     (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Buyer, the Stockholders or the Option Holders, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
     (b) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Buyer, the Stockholders or the Option Holders, each share of capital stock of the Company that is owned immediately prior to the Effective Time by (i) the Company as treasury stock, (ii) Buyer, (iii) Merger Sub, (iv) any other wholly-owned Subsidiary of Buyer or (v) any wholly-owned Subsidiary of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.
     (c) Except as otherwise provided in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Buyer, the Stockholders or the Option Holders, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive from Buyer and the Surviving Corporation a sum in cash equal to the Per Share Merger Consideration, as finally determined after taking into account any adjustment made pursuant to Section 2.3, without any interest thereon, at the time and in the manner set forth in this Agreement; provided, that Buyer shall have the right to defer the payment of a portion of the Per Share Merger Consideration into which such Share is converted pursuant to this Section 2.1(c) (such amount, the “Per Share Deferred Amount”), provided that the Per Share Deferred Amount shall be payable on or before the Deferred Payment Date in accordance with the terms of this Agreement and subject to the provisions of Section 2.8. The right of any holder of any Share to receive the Per Share Merger Consideration into which his, her or its Shares are converted pursuant to this Section shall be subject to and reduced by the amount of any withholding that is required under applicable tax Laws.
     (d) Except as otherwise provided in Section 2.1(b) and subject to Section 2.7, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Buyer, the Stockholders or the Option Holders, each share of Series A Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive a sum in cash equal to the Series A Preferred Stock Redemption Payment (other than Series A Preferred Stock held by dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL), without any interest thereon, at the time and in the manner set forth in this Agreement. The right of any holder of any share of Series A Preferred Stock to receive the Series A Preferred Stock Redemption Payment into which his, her or its shares of Series A Preferred Stock are converted pursuant to this Section 2.1 (d) shall be subject to and reduced by the amount of any withholding that is required under applicable tax Laws.
     (e) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, each share of Restricted Stock shall be canceled. Each holder of Restricted Stock that has vested as of the Effective Time shall be treated hereunder as a holder of Common Stock issued and outstanding as of immediately prior to the Effective Time. Restricted Stock that is not vested as of the Effective Time, or that does not vest at the Effective Time in accordance with the applicable subscription agreement, shall be forfeited and cancelled at the Effective Time without the payment of any consideration therefor.
     (f) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, each Option issued and outstanding immediately prior to the Effective Time, whether or not then exercisable, shall fully vest. Subject to Section 2.8, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, each Option Holder shall become entitled to receive from Buyer and the Surviving Corporation a sum in cash in respect of each of such Option Holder’s Options equal to the Option Cancellation Payment applicable to such Options, as finally determined after taking into account any adjustments made pursuant to Section 2.3, without any interest thereon, at the time and in the manner set forth in this Agreement; provided, that Buyer shall have the right to defer the payment of a portion of the Option Cancellation Payment due to each Option Holder who has signed an Option Acknowledgement prior to the Closing (such amount, the “Per Option Deferred Amount”) provided such Per Option Deferred Amount shall be payable on or before the Deferred Payment Date in accordance with the terms of this Agreement and subject to the provisions of Section 2.8. Any payments made pursuant to this Section 2.1(f) shall be net of all applicable withholding and excise taxes. As of the Effective Time, each stock option agreement entered into by the Company shall terminate and all rights under any provision of any other plan, program or arrangement of the Company or any Subsidiary of the Company providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary of the Company shall be cancelled.
     (g) The Company shall prepare and deliver on or prior to the Closing Date an acknowledgment to be signed by each Option Holder, substantially in the form of Exhibit A (each an “Option Acknowledgment”), which (i) acknowledges that each of such Option Holder’s outstanding Options will be cancelled and surrendered at the Effective Time in exchange for the right to receive, in respect of each Option, the Option Cancellation Payment as finally determined after taking into account any adjustments made pursuant to Section 2.3 and (ii) confirms the appointment of Stockholders’ Representative as his, her or its agent, pursuant to the terms of Section 9.1.

     (h) After the Effective Time all capital stock of the Company, and any options relating thereto, shall no longer be outstanding and shall automatically be canceled and retired, or converted in accordance with this Section 2.1, as the case may be, and each holder of a certificate representing any such shares or options shall cease to have any rights with respect thereto, other than the right to receive the consideration provided herein. The Company shall use its commercially reasonable efforts to take all actions necessary to effectuate the foregoing.
     (i) The Deferred Payment Amount shall be deducted at Closing from (i) the Option Cancellation Payments payable to Option Holders who have signed an Option Acknowledgement and (ii) the Per Share Merger Consideration (other than the Per Share Merger Consideration payable to those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to this Article II), each in accordance with the Capital Structure Certificate.
     (j) In calculating the consideration payable under this Section 2.1, Buyer shall be entitled to rely on the representations and warranties contained in this Agreement and the Capital Structure Certificate. If such representations and warranties and certificate are not correct, Buyer shall have the right (in addition to any other rights and remedies that it may have pursuant to Article VIII) to adjust the Per Share Merger Consideration accordingly.
     SECTION 2.2 Estimated Adjustment Amount.
     (a) At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Buyer a statement setting forth its good faith estimate of the Net Working Capital as of the Closing Date (the “Estimated Closing Date Net Working Capital”). The Estimated Closing Date Net Working Capital shall be determined in accordance with GAAP and Annex 1 attached hereto, using the same accounting principles, practices, methodologies and policies as were used in the preparation of the Company Financials (to the extent such accounting principles, practices, methodologies and policies are in conformity with GAAP), and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby, except as set forth on Annex 1. The Company shall provide Buyer and its Representatives access to review and make copies of all working papers, schedules, books and records and personnel and shall provide to Buyer information supporting such calculation of Estimated Closing Date Net Working Capital in reasonable detail. If Buyer disputes the Estimated Closing Date Net Working Capital amount (or any portion thereof) at any time prior to the Closing Date, then Buyer and the Company will negotiate in good faith to resolve such dispute at or prior to the Closing Date. To the extent the Company and Buyer can not agree upon the Estimated Closing Date Net Working Capital prior to the Closing Date, then the Estimated Closing Date Net Working Capital shall be deemed to be equal to the Target Net Working Capital.
     (b) “Estimated Adjustment Amount” (positive or negative) means (i) the Estimated Closing Date Net Working Capital minus (ii) the amount of the Target Net Working Capital. For purposes of the Closing (and the payments to be made pursuant to Section 2.5 at the Closing), if the Estimated Adjustment Amount is a positive number, the Enterprise Value will be increased by the Estimated Adjustment Amount, or if the Estimated Adjustment Amount is a negative number, the Enterprise Value will be decreased by the absolute value of the Estimated Adjustment Amount.

     SECTION 2.3 Adjustment Amount.
     (a) Within 120 days following the Closing Date, Buyer shall cause to be prepared and delivered to Stockholders’ Representative (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as at the Closing Date (the “Closing Balance Sheet”) and (ii) a statement prepared in accordance with this Section 2.3 (the “Closing Date Statement”) setting forth the calculation of Net Working Capital as derived from the Closing Balance Sheet (the “Closing Date Net Working Capital”). The Closing Balance Sheet shall be prepared, and the Closing Date Net Working Capital shall be determined in accordance with GAAP and Annex 1, using the same accounting principles, practices, methodologies and policies as were used in the preparation of the Company Financials (to the extent such accounting principles, practices, methodologies and policies are in conformity with GAAP) and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby, except as set forth on Annex 1.
     (b) Except for the consummation of the Closing and the other transactions contemplated hereby, Buyer and the Company agree that on the Closing Date the business and operations of the Company and its Subsidiaries shall be conducted in the ordinary course in a manner substantially consistent with past practice. Following the Closing, neither Buyer nor the Surviving Corporation shall take any action with respect to the accounting books, records, policies or procedures of the Company and its Subsidiaries on which the Closing Balance Sheet and the Closing Date Statement is to be based that would affect the Closing Balance Sheet or the Closing Date Statement or would impede or delay the preparation of the Closing Balance Sheet or the determination of the Closing Date Net Working Capital in the manner and utilizing the methods required by this Agreement. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of the date of the Company Financials other than in accordance with GAAP applied in a manner consistent with the past practices of the Company and its Subsidiaries (whether as a result of events occurring after the date of the Company Financials, as a result of new information discovered after the date of the Company Financials, or otherwise).
     (c) Unless Stockholders’ Representative notifies Buyer in writing within 30 days after Buyer’s delivery of the Closing Balance Sheet and the Closing Date Statement of any objection to the computation of the Closing Date Net Working Capital set forth therein (the “Notice of Objection”), the Closing Balance Sheet and the Closing Date Statement shall be final and binding for all purposes hereunder. During such 30-day period, Stockholders’ Representative and its directors, officers, employees, agents and representatives (including legal counsel and independent accountants) (collectively, “Representatives”) shall be permitted to have access to, to review and to make copies of all relevant working papers, schedules, memoranda and other documents prepared by Buyer and its Representatives relating to the Closing Balance Sheet and the Closing Date Statement. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein. To be effective, any such Notice of Objection shall include a copy of the Closing Date Statement setting forth Buyer’s determination of the Closing Date Net Working Capital marked to indicate those specific line items that are in dispute (the “Disputed Items”) and shall be accompanied by Stockholders’ Representative’s calculation of each of the Disputed Items and Stockholders’ Representative’s revised Closing Date Statement setting forth its determination of the Closing Date Net Working Capital. To the extent Stockholders’ Representative provides a Notice of Objection within such 30-day period, all items that are not Disputed Items shall be final and binding for all purposes hereunder. In the event that Stockholders’ Representative does not provide a Notice of Objection within such 30-day period, Stockholders’ Representative shall be deemed to have accepted in full the Closing Balance Sheet and the Closing Date Statement, in each case as prepared by Buyer, and the Closing Date Net Working Capital as determined by Buyer, which shall be final and binding for all purposes hereunder. If Stockholders’ Representative provides such Notice of Objection to Buyer within such 30-day period, Buyer and Stockholders’ Representative shall, during the 30-day period following Stockholders’ Representative’s delivery of such Notice of Objection to Buyer, attempt in good faith to resolve any Disputed Items. During such 30-day period, Buyer and its Representatives shall be permitted to have access to, review and make copies of the working papers, schedules, memoranda and other documents prepared by Stockholders’ Representative and Stockholders’ Representative’s Representatives relating to the Notice of Objection and the basis therefor. If Buyer and Stockholders’ Representative are unable to resolve all such Disputed Items within such period, the matters remaining in dispute shall be submitted to KPMG, LLP (or, if such firm declines to act, to another nationally recognized public accounting firm mutually agreed upon by Buyer and Stockholders’ Representative) (such accounting firm being referred to herein as the “Independent Accountant”). The parties shall instruct the Independent Accountant to render its decision within 30 days of its selection. The Independent Accountant shall only resolve the Disputed Items by choosing the amounts submitted by either Buyer or Stockholders’ Representative or amounts in between. The Surviving Corporation and Stockholders’ Representative shall each furnish to the Independent Accountant such work papers and other documents and information relating to the Disputed Items as the Independent Accountant may request. The resolution of the Disputed Items by the Independent Accountant shall be final and binding, and the determination of the Independent Accountant shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereover. The date on which the Closing Date Net Working Capital is finally determined in accordance with this Section 2.3(c) is hereinafter referred as to the “Determination Date.” The fees and expenses of the Independent Accountant shall be allocated between Buyer and Stockholders’ Representative in the same proportion that the total amount of the Disputed Items submitted to the Independent Accountant that is unsuccessfully disputed by each such party (as finally determined by the Independent Accountant) bears to the total amount of the Disputed Items so submitted by each such party. Buyer shall be responsible for its own costs and expenses incurred in connection with this Section 2.3 (including the amount it is required to pay to the Independent Accountant). The Stockholders’ Representative shall be responsible for its own costs and expenses incurred in connection with this Section 2.3 (including any amount it is required to pay to the Independent Accountant) (collectively, the “Representative Section 2.3 Expenses”); provided, however that it shall be entitled to eit her (a) instruct the Paying Agent to pay or reimburse it for such Representative Section 2.3 Expenses from the Adjustment Amount, if any, payable by the Buyer or the Surviving Corporation to the Paying Agent pursuant to Section 2.3(d) or (b) to the extent the amount so paid from the Adjustment Amount, if any, is insufficient to enable the Stockholders’ Representative to be reimbursed for all of the Representative Section 2.3 Expenses, the Stockholders’ Representative may instruct the Paying Agent to pay the Representative Section 2.3 Expenses from any Deferred Payment Amount received by the Paying Agent for subsequent payment to the Stockholders and Option Holders in accordance with the terms of this Agreement.

     (d) “Adjustment Amount” (positive or negative) means (i) the Closing Date Net Working Capital as finally determined pursuant to Section 2.3(c) minus (ii) the Estimated Closing Date Net Working Capital. If the Adjustment Amount is a positive number, within three Business Days following the Determination Date, Buyer shall, or shall cause the Surviving Corporation to, deliver by wire transfer of immediately available funds to an account, in the name of the Paying Agent, designated in writing by Stockholders’ Representative, an amount equal to the Adjustment Amount. Upon receipt of the Adjustment Amount, Stockholders’ Representative shall direct the Paying Agent to promptly disburse the amounts so received by it in accordance with the terms and conditions of this Agreement. If the Adjustment Amount is a negative number, within three Business Days following the Determination Date, the Stockholders’ Representative shall deliver, or cause to be delivered, by wire transfer of immediately available funds to an account, in the name of Buyer, designated in writing by Buyer, an amount equal to the absolute value of the Adjustment Amount to the extent that (at the Stockholders’ Representative’s direction) any portion of the Per Share Merger Consideration or Option Cancellation Payment to be paid to Stockholders and Option Holders who have signed an Option Acknowledgement, respectively, has been retained by or on behalf of the Stockholders’ Representative for payment of any Adjustment Amount owed to the Buyer (the “Adjustment Amount Retention”). Each of the Stockholders (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and Option Holders who have delivered an executed Option Acknowledgement agree to pay, jointly and severally, any Adjustment Amount payable to the Buyer hereunder. To the extent the Adjustment Amount owing to the Buyer, if any, is not received within thirty days following the Determination Date, the Buyer, at its election, may opt to reduce the Deferred Payment Amount dollar for dollar by any such Adjustment Amount not received in accordance with Section 2.8(b). The amount of any Adjustment Amount paid pursuant to this Section 2.3(d) shall be deemed an adjustment to the Aggregate Merger Consideration for all purposes including for purposes of the final Per Share Merger Consideration and the final Option Cancellation Payment.
     SECTION 2.4 Exchange Procedures.
     (a) No later than five Business Days prior to the date that the Closing is scheduled to occur, Buyer shall cause to be mailed, or otherwise made available, to each holder of certificates (the “Certificates”) formerly evidencing shares of Common Stock and Series A Preferred Stock a form of the Letter of Transmittal. After the Effective Time, each holder of Certificates, within one Business Day following the surrender of such Certificates to the Paying Agent, together with the completed Letter of Transmittal, shall be entitled to receive from the Paying Agent, in exchange therefor, by wire transfer of immediately available funds to the account designated by such holder in the Letter of Transmittal, the aggregate consideration for such shares as the case may be, in cash as contemplated by this Agreement, and the Certificates so surrendered shall be cancelled. The Surviving Corporation, the Paying Agent and Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of such shares, as the case may be, such amounts as the Surviving Corporation, the Paying Agent or Buyer is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax Law. To the extent that amounts are so withheld by the Surviving Corporation, the Paying Agent or Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such shares, as the case may be, in respect of which such deduction and withholding was made by the Surviving Corporation, the Paying Agent or Buyer, as the case may be. Until surrendered as contemplated by this Section 2.4 (other than Certificates representing Dissenting Shares (as defined below)), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the aggregate consideration for such shares, as the case may be, in cash as contemplated by this Agreement, without interest thereon.
     (b) In the event of a transfer of ownership of any such shares, as the case may be, that is not registered in the transfer books of the Company, subject to any applicable deductions or withholdings as described in Section 2.4(a) above, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer. Notwithstanding the foregoing, if any Certificate shall be lost, stolen or destroyed, upon the making of an affidavit of that fact and an undertaking of indemnity (in form and substance satisfactory to Buyer) by the Person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the consideration deliverable in respect thereof pursuant to this Agreement.
     (c) At any time following the expiration of 24 months after the Effective Time, the Surviving Corporation shall, in its sole discretion, be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and such funds shall thereafter become the property of the Surviving Corporation. Such funds may be commingled with the general funds of the Surviving Corporation and shall be free and clear of any claims or interests of any Person. Thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to any applicable abandoned property, escheat or similar Law) only as general creditors thereof with respect to the applicable consideration payable as contemplated by this Agreement (net of any amounts that would be subject to withholding) upon due surrender of their Certificates, without any interest thereon. Any portion of such remaining cash unclaimed by Stockholders or Option Holders, as the case may be, as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.
     (d) At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfer in the stock transfer books of the Surviving Corporation of the shares of Common Stock or Series A Preferred Stock or Options, as the case may be, that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Section 2.4.

     (e) As soon as practicable after the Effective Time (but not later than five (5) Business Days thereafter), Buyer shall cause the Surviving Corporation to make through its existing payroll service the Option Cancellation Payment less the Per Option Deferred Amount, as applicable, to each Option Holder entitled to receive the consideration specified in Section 2.1 in respect of their Options. The Surviving Corporation and Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Option Holder such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax Law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Option Holder in respect of which such deduction and withholding was made by the Surviving Corporation.
     SECTION 2.5 Payments at Closing. At the Closing, on behalf of the Surviving Corporation, Buyer will make (or cause to be made) the following payments, it being understood that any and all interest earned on funds delivered to the Paying Agent pursuant to this Agreement shall be turned over to Buyer or the Surviving Corporation (as the case may be):
     (i) to the Paying Agent, by wire transfer of immediately available funds to the account or accounts designated by the Paying Agent in writing no later than five (5) Business Days prior to the Closing Date, an amount equal to the Aggregate Merger Consideration less (A) the aggregate of all Option Cancellation Payments, (B) the Adjustment Amount Retention, (C) the Deferred Payment Amount and (D) the aggregate exercise price of the Options outstanding immediately prior to the Effective Time;
     (ii) to the Paying Agent, by wire transfer of immediately available funds to the account or accounts designated by Paying Agent in writing no later than five (5) Business Days prior to the Closing Date, an amount equal to the aggregate of all Series A Preferred Stock Redemption Payments;
     (iii) to the payroll account of the Surviving Corporation, by wire transfer of immediately available funds, an amount equal to the aggregate of all Option Cancellation Payments less the aggregate of all Per Option Deferred Amounts, for distribution to each Option Holder in accordance with Section 9.2(b);
     (iv) on behalf of the Company, by wire transfer of immediately available funds to the account or accounts designated by Stockholders’ Representative in writing no later than five (5) Business Days prior to the Closing Date, an amount in the aggregate equal to the Transaction Expenses, which amount shall be distributed in accordance with the Transaction Expense Annex (as defined below) as soon as practicable following the Closing;
     (v) on behalf of the Company, by wire transfer of immediately available funds to the account or accounts designated by Stockholders’ Representative in writing no later than five (5) Business Days prior to the Closing Date, an amount in the aggregate equal to the Debt Repayment Expenses, which amount shall be distributed in accordance with the Debt Repayment Expense Annex (as defined below) as soon as practicable following the Closing;

     (vi) on behalf of the Company, by wire transfer of immediately available funds to the account or accounts designated by Stockholders’ Representative in writing no later than five (5) Business Days prior to the Closing Date, an amount in the aggregate equal to the Defeasance Costs, which amount shall be distributed in accordance with the Defeasance Annex (as defined below) as soon as practicable following the Closing;
     (vii) to an account designated by Stockholders’ Representative in writing no later than five (5) Business Days prior to the Closing Date, by wire transfer of immediately available funds, the Adjustment Amount Retention; and
     (viii) on behalf of the Company, by wire transfer of immediately available funds to the account or accounts designated by the holders thereof in the applicable pay off letter referred to in Section 6.12, an amount equal to the amount due at Closing under the Closing Indebtedness as indicated in the applicable pay off letter for such Closing Indebtedness.
     SECTION 2.6 Payment Annexes; Capital Structure Certificate.
     (a) Closing Indebtedness. The Company shall prepare a schedule setting forth an itemized list of the Closing Indebtedness (the “Closing Indebtedness Annex”), in a manner consistent with Annex 2 attached hereto.
     (b) Transaction Expenses. The Company shall prepare a schedule setting forth an itemized list of any and all Transaction Expenses (the “Transaction Expenses Annex”), in a manner consistent with Annex 3 attached hereto.
     (c) Debt Repayment Expenses. The Company shall prepare a schedule setting forth an itemized list of any and all Debt Repayment Expenses (the “Debt Repayment Expenses Annex”), in a manner consistent with Annex 4 attached hereto.
     (d) Defeasance Costs. The Company shall prepare a schedule setting forth an itemized list of any and all Defeasance Costs (the “Defeasance Costs Annex”), in a manner consistent with Annex 6 attached hereto
     (e) Delivery of Payment Annexes and Capital Structure Certificate. Each of the Closing Indebtedness Annex, the Debt Repayment Expenses Annex, the Transaction Expenses Annex and the Capital Structure Certificate shall be prepared by the Company in form and substance reasonably satisfactory to Buyer, and each shall be delivered to Buyer at least three (3) Business Days prior to the Closing Date.

     SECTION 2.7 Dissenting Shares.
     (a) Notwithstanding any provision of this Agreement to the contrary, shares of Common Stock and Series A Preferred Stock that are outstanding immediately prior to the Effective Time and which are held by Stockholders who are entitled to dissent from the Merger in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration set forth in Section 2.1. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL.
     (b) Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then: (i) the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL shall cease; (ii) such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Per Share Merger Consideration or the Series A Preferred Stock Redemption Payment, as the case may be, as specified in Section 2.1 (as adjusted, if applicable), without any interest thereon, upon surrender, in the manner provided in Section 2.4, of the certificate or certificates that formerly evidenced such Dissenting Shares; (iii) promptly following the occurrence of such event, the Buyer or the Surviving Corporation shall deliver to the Paying Agent funds for the benefit of such holder in an amount equal to (A) the Per Share Merger Consideration (as adjusted, if applicable) less the Per Share Deferred Amount or (B) the Series A Preferred Stock Redemption Payment, as the case may be and (iv) the Deferred Payment Amount shall be reduced dollar for dollar by the amount of any such payment in accordance with this Section 2.7(b) and Section 2.8(b).
     (c) The Company or the Surviving Corporation, as the case may be, shall give the Stockholders’ Representative prompt written notice (the “Dissenters’ Notice”) of any objections or demands (the “Dissenters’ Claims”) received by the Company or the Surviving Corporation, as the case may be, for the exercise of appraisal rights with respect to shares of Common Stock or Series A Preferred Stock. The Stockholders’ Representative shall direct the negotiations and proceedings with respect to a Dissenter’s Claim; provided that the Stockholders’ Representative shall provide the Buyer with copies of all correspondence, pleadings and other documents relating to any Dissenter’s Claim and reasonable advance written notice of, and the opportunity to attend and participate in, any negotiations, calls, meetings, depositions, hearings or other proceedings relating thereto. The Stockholders’ Representative shall not effect any compromise or settlement with respect to any Dissenter’s Claim without the prior written consent of the Buyer (such consent not to be unreasonably withheld). Any and all amounts required to be paid on account of any Dissenter’s Claim shall be paid by a dollar for dollar reduction in the Deferred Payment Amount in accordance with Section 2.8(b) (the “Dissenters’ Rights Payments”).
     (d) Any and all reasonable costs and expenses incurred by the Stockholders’ Representative in defending or otherwise resolving any Dissenters Claims (other than any Dissenters’ Rights Payments) shall be paid to the Stockholders’ Representative by the Paying Agent upon instructions from the Stockholders’ Representative to the Paying Agent from any Deferred Payment Amount received by the Paying Agent for subsequent payment to Stockholders and Option Holders in accordance with the terms hereof.

     SECTION 2.8 Deferred Payment.
     (a) Notwithstanding anything herein to the contrary, the payment of $20,000,000 of the Aggregate Merger Consideration that would otherwise have been required to be paid at Closing to the Stockholders and Option Holders hereunder (the “Deferred Payment Amount”) shall be deferred and shall be due and payable by the Buyer to the Paying Agent (for subsequent payment to the Stockholders and Option Holders in accordance herewith), by wire transfer to an account designated by the Paying Agent, no later than the date that is the fifteen (15) month anniversary of the Closing Date (the “Deferred Payment Date”). All or any portion of the Deferred Payment Amount paid to the Paying Agent hereunder shall be paid together with interest thereon, which interest shall accrue at LIBOR plus 3% per annum, compounded quarterly, beginning on the day immediately following the Closing Date and continuing through and including the date on which such amount is paid to the Paying Agent. The Buyer shall have the right to prepay all or any portion of the Deferred Payment Amount prior to the Deferred Payment Date, provided, however, that if the Buyer opts to pay a portion, but not all, of the Deferred Payment Amount prior to the Deferred Payment Date, such payment shall be in an aggregate amount of no less than $2,000,000 (plus accrued and unpaid interest thereon). Notwithstanding the foregoing, upon a Change of Control, Buyer shall pay to the Paying Agent an amount equal to the Deferred Payment Amount (including any accrued and unpaid interest thereon) less (i) any portion of the Deferred Payment Amount previously paid to the Paying Agent, (ii) any portion of the Deferred Payment Amount which the Buyer was permitted to deduct in accordance with Section 2.8(b) and (iii) the General Indemnity Amount. Following a Change of Control and on the Deferred Payment Date, the Buyer shall pay to the Paying Agent the General Indemnity Amount (including any accrued and unpaid interest thereon) less any amounts which are the subject of a pending claim made by a Buyer Indemnified Party under Article VIII prior to the Deferred Payment Date. The Buyer shall promptly pay to the Paying Agent any portion of the Deferred Payment Amount which is not paid when due by the Buyer to the Paying Agent hereunder as a result of a claim for indemnification by a Buyer Indemnified Party under Article VIII upon such indemnity claim being finally resolved in accordance with Article VIII less any amounts that are finally resolved in accordance with Article VIII to be owed to such Buyer Indemnified Party pursuant to such indemnity claim. Such portion of the Deferred Payment Amount which is paid to the Paying Agent upon such indemnity claim being finally resolved shall continue to accrue interest at LIBOR plus 3% per annum through the date actually paid to the Paying Agent. The portion of the Deferred Payment Amount that is not paid to the Paying Agent upon such indemnity claim being finally resolved shall accrue interest at LIBOR plus 3% per annum through and including the date upon which the indemnity claim was made by a Buyer Indemnified Party under Article VIII and such accrued interest shall be paid to the Paying Agent upon such indemnity claim being finally resolved in accordance with Article VIII.
     (b) The Deferred Payment Amount shall be subject to automatic reduction on a dollar for dollar basis in the event of (i) Dissenters’ Rights Payments in accordance with Section 2.7(b) or (c), (ii) Adjustment Amount Payments in accordance with the penultimate sentence of Section 2.3(d), (iii) Taxes due with respect to any Straddle Period Tax Returns in accordance with Section 6.11(c) and (iv) any amount determined to be due to a Buyer Indemnified Party in accordance with Article VIII.

     (c) Subordination of Deferred Payment Amounts.
     (i) Notwithstanding the forgoing provisions of this Section 2.8, each Stockholder (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and Option Holder who delivers an executed Option Acknowledgement (each a “Subordinated Holder” and collectively the “Subordinated Holders” ) hereby subordinates, in right of payment and claim, any Deferred Payment Amount owing to such Subordinated Holder to all Senior Debt. The Stockholders’ Representative and each Subordinated Holder agrees not to ask for, demand, sue for, take or receive from the Buyer, by payment, set off or in any other manner (other than reductions as set forth in Section 2.8(b) above), the whole, or any part, of any Deferred Payment Amount unless and until all Senior Debt shall have been paid in full in cash, or otherwise Fully Supported (as defined in the Buyer Credit Agreement) on terms satisfactory to the Senior Agent and the Buyer Credit Agreement shall have terminated (such payment, satisfaction and termination being referred to as “Senior Debt Satisfaction ”); provided, however, that (i) prior to receipt of a Payment Default Notice or Non-Payment Default Notice in accordance with Sections 2.8(d) or 2.8(e) hereof, and (ii) if (x) a Non-Payment Default Notice has been delivered, after the applicable Payment Blockage Termination Date (as defined in Section 2.8(e) below) or (y) a Payment Default Notice has been delivered, after the date on which the Payment Default shall have been waived in accordance with the terms of the Buyer Credit Agreement, the Subordinated Holders may receive payments representing the Deferred Payment Amount (and accrued and unpaid interest thereon) as provided in this Agreement (including on the Deferred Payment Date).
     (ii) No Subordinated Holder shall (A) obtain or maintain any lien or security interest in any property, tangible or intangible, of the Buyer or any Guarantor as security for payment of the Deferred Payment Amounts or (B) take, or consent to or acquiesce in, the taking of, any action to set aside, challenge or otherwise dispute the existence or priority of any Senior Debt or the creation, attachment, perfection or continuation of any lien or security interest of the Senior Agent or the Senior Lenders in any assets of the Buyer or the Guarantors.
     (d) Payment Default in Respect of Senior Debt. Following the occurrence of an Event of Default (as defined in the Buyer Credit Agreement) arising from the nonpayment of principal, interest, fees or other amounts due under the Buyer Credit Agreement (a “Payment Default” ) and receipt by the Stockholders’ Representative from the Senior Agent of written notice (a “Payment Default Notice”) of the occurrence of such Payment Default stating that such notice is a payment blockage notice pursuant to Section 2.8(d) of this Agreement, unless and until such default shall have been waived in accordance with the terms of the Buyer Credit Agreement, no direct or indirect payment (in cash, property or securities or by set-off or otherwise), other than reductions as set forth in Section 2.8(b) above, shall be made or agreed to be made on account of any Deferred Payment Amount, or in respect of any redemption, retirement, purchase, prepayment or other acquisition or payment of any Deferred Payment Amount, and the Subordinated Holders will not ask for, demand or accept any such payment.

     (e) Non-Payment Default in Respect of Senior Debt. Following the occurrence of an Event of Default (as defined in the Buyer Credit Agreement) other than a Payment Default (a “Non-Payment Default ”) and upon receipt by the Stockholders’ Representative from the Agent of written notice (a “Non-Payment Default Notice” ) of the happening of such Non-Payment Default, stating that such notice is a payment blockage notice pursuant to Section 2.8(e) of this Agreement, no direct or indirect payment (in cash, property or securities or by set-off or otherwise), other than reductions as set forth in Section 2.8(b) above, shall be made or agreed to be made for or on account of any Deferred Payment Amount or in respect of any redemption, retirement, repurchase, prepayment, purchase or other acquisition or payment of any Deferred Payment Amount, nor shall any Subordinated Holder ask for, demand or accept any such payment, for a period (each, a “Payment Blockage Period” ) commencing on the date of receipt by the Shareholders’ Representative of such Non-Payment Default Notice and ending on the Payment Blockage Termination Date (defined below) relating to such Payment Blockage Period; provided, however, that:
     (i) only one such Payment Blockage Period may arise in any period of three hundred sixty-five (365) consecutive days; and
     (ii) no Payment Blockage Period may be imposed as a result of any Non-Payment Default which served as the basis for, or was continuing during, a previous Payment Blockage Period unless such Nonpayment Default shall have been cured for a period of not less than one hundred eighty (180) consecutive days.
The term “Payment Blockage Termination Date ” means, with respect to any Payment Blockage Period, the earliest of (i) the date which is one hundred eighty (180) days after the date of receipt by the Shareholders’ Representative of the Nonpayment Default Notice commencing such Payment Blockage Period and (ii) the date on which all Non-Payment Defaults giving rise to such Payment Blockage Period shall have been waived in accordance with the Buyer Credit Agreement.
All payments in respect of Deferred Payment Amount postponed during any Payment Blockage Period shall be immediately due and payable upon the termination thereof.
     (f) Standstill. If a Payment Default Notice or a Non-Payment Default Notice has been delivered to the Stockholders’ Representative, no action may be taken by any Subordinated Holder to accelerate the Deferred Payment Amount or to enforce or collect payment on the Deferred Payment Amount or to commence, or join with any other creditor (other than the Senior Agent and the Senior Lenders) in commencing, any bankruptcy, receivership, reorganization, liquidation or insolvency proceeding, until the earlier to occur of any of the following (a “Standstill Termination Date” ):
     (i) the date Senior Debt Satisfaction shall have occurred;
     (ii) the date on which the outstanding Obligations (as defined in the Buyer Credit Agreement) are accelerated and become due and payable in full;

     (iii) 180 days after the delivery of a Payment Default Notice or a Non-Payment Default Notice; and
     (iv) The date on which all Non-Payment Defaults or Payment Defaults described in the Payment Default Notice or Non-Payment Default Notice shall have been waived in accordance with the Buyer Credit Agreement.
Following the occurrence of the Standstill Termination Date, the Stockholders’ Representative and the Subordinated Holders may take any action available under this Agreement or otherwise available under applicable law to enforce the Buyer’s obligations of payment with respect to the Deferred Payment Amount.
     (g) Bankruptcy Distributions. The Stockholders’ Representative and each Subordinated Holder agrees that, in the event of any distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the assets of the Buyer or the proceeds thereof to creditors of Buyer upon any indebtedness of the Buyer, by reason of the liquidation, dissolution or other winding up of the Buyer or the Buyer’s business, or, in the event of any sale, receivership, insolvency or bankruptcy case or proceeding by or against the Buyer for any relief under any bankruptcy or insolvency law or laws relating to the relief of debtors, readjustment of indebtedness, liquidations, reorganizations, compositions, or extensions, then and in any such event, any payment or distribution of any kind or character, either in cash, securities or other property, which shall be payable or deliverable to the Stockholders’ Representative or any Subordinated Holder upon or with respect to any or all the Deferred Payment Amount shall be paid (and the Stockholders’ Representative or the Subordinated Holders, as applicable, shall direct the debtor in possession or trustee in bankruptcy, as appropriate, to pay) or delivered directly to the Senior Agent for application against the Senior Debt, whether due or not due, in a manner which the Senior Agent, in its sole discretion, shall determine, until Senior Debt Satisfaction shall have occurred. Each Subordinated Holder hereby irrevocably authorizes and empowers the Senior Agent to ask for, demand, sue for, collect, and receive for every such payment or distribution and give acquittance therefor, and to file claims (and proofs of claims) and take such other proceedings in Senior Agent’s own name or in the name of each Subordinated Holder as the Senior Agent may deem necessary or advisable for the enforcement of the subordination terms of this Section 2.8 and, in connection therewith, each Subordinated Holder agrees to grant to the Senior Agent such powers of attorney, assignments or other instruments as may be requested by the Senior Agent in order to enable the Senior Agent to enforce any and all claims upon or with respect to any or all of the Deferred Payment Amount and to collect and receive any and all payments or distributions which may be payable or deliverable at any time upon or with respect thereto.
This Agreement shall be applicable both before and after the filing of any petition by or against the Buyer under any federal, state or foreign bankruptcy, insolvency, reorganization or receivership or similar law, and all allocations of payments between the Senior Creditors, on the one hand, and the Subordinated Holders on the other hand, shall continue to be made after the filing thereof on the same basis that the payments were to be applied prior to the date of the petition, as if such petition had not been filed.

     (h) Receipts by Subordinated Holders held in Trust. Should any payment or distribution be received by the Stockholders’ Representative or any Subordinated Holder upon or with respect to the Deferred Payment Amount in contravention of the subordination terms of this Section 2.8, the Stockholders’ Representative and each Subordinated Holder agrees forthwith to deliver the same to the Senior Agent in precisely the form received (except for the endorsement or assignment of Subordinated Holder where the Senior Agent, in its sole discretion, deems same to be necessary), for application against the Senior Debt, whether due or not due, and until so delivered, the same shall be held in trust by the Stockholders’ Representative or such Subordinated Holder, as applicable, as property of the Senior Agent. In the event of the failure of the Stockholders’ Representative or any Subordinated Holder to make any such endorsement or assignment, the Senior Agent, or any of its officers or employees on behalf of the Senior Agent, are hereby irrevocably authorized to make the same.
     (i) No Assignment of Deferred Payment Amount. No Subordinated Holder may assign or transfer to others any claim such Subordinated Holder has or may have against the Buyer with respect to any Deferred Payment Amount while any of the Senior Debt remains unpaid.
     (j) No Amendment of Deferred Payment Amount. The Subordinated Holders and the Buyer will not, without the prior written consent of the Senior Agent, amend or modify any provision of this Agreement relating to the Deferred Payment Amount if such amendment or modification would (a) move forward the date of any payment or increase the amount of the Deferred Payment or the rate of interest applicable to the Deferred Payment Amount or (b) result in any provision being more restrictive on the Buyer than those in effect on the date hereof.
     (k) No Impairment of Subordination. No right of the Senior Agent, any Senior Lender or any future holder of any Senior Debt to enforce the subordination as provided in this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Buyer or any act or failure to act by the Senior Agent, any Senior Lender or any such holder, or by any noncompliance by the Buyer with the terms of this Agreement, regardless of any knowledge thereof which the Senior Agent or any Senior Lender may have or otherwise be charged with. The Senior Agent and the Senior Lenders may, without notice to or consent of the Stockholders’ Representative or any Subordinated Holder, (i) extend, renew, modify or amend the terms of the Buyer Credit Agreement and each other Loan Document and the Senior Debt (including increasing the aggregate amount of or interest rate applicable to such debt and changing any terms of payment) or any security therefor and release, sell or exchange such security or release any Person in any manner liable for such Senior Debt, (ii) exercise or refrain from exercising any rights against the Buyer, any Guarantor or any other Person (including any Subordinated Holder) and (iii) apply any sums by whomsoever paid or howsoever realized to any Senior Debt in such manner as the Senior Agent and the Senior Lenders may determine.
     (l) Third Party Beneficiary. The agreements relating to subordination made in this Section 2.8 are solely for the purpose of establishing the relative priorities of the Subordinated Holders, on one hand, and the Senior Agent and the Senior Lenders, on the other hand. The Senior Agent and each Senior Lender are intended third-party beneficiaries of the subordination terms hereof. The agreements in this Section 2.8 shall not inure to the benefit of any other person or entity, except the successors and assigns of the Senior Agent and the Senior Lenders.

     (m) Defense by Buyer. If any Subordinated Holder should commence or participate in any action or proceeding against the Buyer contrary to this Section 2.8, the Buyer may interpose as a defense or dilatory plea the making of this Agreement, and the Senior Agent may intervene and interpose such defense or plea in the Senior Agent’s name or in the name of the Buyer.
     (n) Reliance by Senior Creditors; Subordinated Holders’ Waivers.
     (i) The Subordinated Holders hereby expressly waive all notice of the acceptance by the Senior Agent or the Senior Lenders of the subordination and other provisions of this Agreement and all other notices not specifically required pursuant to the terms of this Agreement whatsoever, and the Subordinated Holders expressly consent to reliance by the Senior Agent and the Senior Lenders upon the subordination and other agreements herein provided.
     (ii) The Subordinated Holders hereby agree that the Senior Creditors have not made any representations or warranties with respect to the due execution, legality, validity, completeness or enforceability of the Buyer Credit Agreement or the other Loan Documents, or the collectibility of the Senior Debt, and further agree that the Senior Agent and the Senior Lenders shall be entitled to manage and supervise the Senior Debt in accordance with applicable law and its usual practices, modified from time to time as they deem appropriate under the circumstances.
     (iii) The Subordinated Holders hereby waive the right to require the Senior Agent or the Senior Lenders to marshal any assets of Buyer for the benefit of the Subordinated Holders.
     (o) Notices. Any notice delivered pursuant to this Section 2.8 shall be conclusively deemed to have been received by the Stockholders’ Representative and each Subordinated Holder and be effective (i) on the day on which delivered (including hand delivery by commercial courier service) to such party (against receipt therefor), (ii) on the date of receipt at such address, telefacsimile number or telex number as may from time to time be specified by such party in written notice to the other parties hereto or otherwise received), in the case of notice by telegram, telefacsimile or telex, respectively (where the receipt of such message is verified by return), or (iii) on the fifth Business Day after the day on which mailed, if sent prepaid by certified or registered mail, return receipt requested, in each case delivered, transmitted or mailed, as the case may be, to the address, telex number or telefacsimile number, as appropriate, set forth for the Stockholders’ Representative in Section 11.3 hereof or such other address or number as such party shall specify.

ARTICLE III
Representations and Warranties of the Company
     The Company hereby represents and warrants to Buyer and Merger Sub as follows:
     SECTION 3.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as presently contemplated to be conducted. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its business as now being conducted and as presently contemplated to be conducted, except for any failure to so qualify or be in good standing that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. Section 3.1 of the disclosure schedule delivered by the Company prior to. or concurrently with, the execution of this Agreement (the “Disclosure Schedule” or the “Schedules”), lists the jurisdictions of incorporation and qualifications to do business (or the foreign equivalents, if any) of the Company and each of its Subsidiaries. The Company has made available to Buyer complete and correct copies of the constitutive documents of each of the Company and its Subsidiaries, in each case as amended to the date of this Agreement, and has made available to Buyer each such entity’s minute books and stock records. Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of its respective certificate of incorporation, by-laws or other constitutive documents. Section 3.1 of the Disclosure Schedule contains a true and correct list of the directors and officers of each of the Company and its Subsidiaries.
     SECTION 3.2 Authority; Approvals.
     (a) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby are within its corporate powers and have been duly and validly authorized by all necessary corporate action on the part of the Company (other than the approval of the Merger and this Agreement by the requisite vote of the Company’s stockholders, and the filing of a Certificate of Merger pursuant to the DGCL). This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Buyer, Merger Sub, the Principal Stockholder and Stockholders’ Representative) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights generally and by the application of general principles of equity.
     (b) The Board of Directors of the Company has unanimously (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) resolved that the Merger is fair to, and in the bests interests of, the Company and its stockholders and declared the Merger to be advisable and (iii) resolved to recommend that the Company’s stockholders adopt this Agreement, and none of the aforesaid actions by the Board of Directors of the Company has been amended, rescinded or modified.

     (c) The affirmative vote of the holders of a majority of outstanding Shares to adopt this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger.
     SECTION 3.3 Capitalization; Equity Interests.
     (a) The authorized capital stock of the Company consists of 15,000,000 shares of Class A Common Stock, $0.01 par value per share, 1,000,000 shares Class B Common Stock, $0.01 par value per share and 26,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this Agreement, 10,896,324 shares of Class A Common Stock, no shares of Class B Common Stock and 4,767,799 shares of Series A Preferred Stock, respectively, were issued and outstanding. As of the date of this Agreement, the outstanding capital stock of the Company is owned of record as set forth in Section 3.3(a) of the Disclosure Schedule.
     (b) Section 3.3(b) of the Disclosure Schedule sets forth each of the Company’s Subsidiaries’ authorized capital stock and the number of shares issued and outstanding. Except as set forth in Section 3.3(b) of the Disclosure Schedule, the Company does not have any Subsidiaries or own or hold any equity or other security interest in any other Person. Except as set forth in Section 3.3(b) of the Disclosure Schedule, all issued and outstanding shares of capital stock of the Company’s Subsidiaries are directly or indirectly owned beneficially and of record by the Company, free and clear of all Encumbrances, and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock).
     (c) Except as set forth in Section 3.3(c) of the Disclosure Schedule, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company or any of its Subsidiaries are reserved for issuance. Except as set forth in Section 3.3(c) of the Disclosure Schedule, all outstanding shares of capital stock of the Company and its Subsidiaries were duly authorized and validly issued and are fully paid and nonassessable subject to no preemptive rights. Except as set forth in Section 3.3(c) of the Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness or securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or such Subsidiary may vote. Except as set forth in Section 3.3(c) of the Disclosure Schedule, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements, subscriptions or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any such Person is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of such Person or obligating such Person to issue, grant, extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement, subscription or undertaking. Except as set forth in Section 3.3(c) of the Disclosure Schedule, there are no outstanding rights, commitments, agreements, arrangements, subscriptions or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of the Company or any of its Subsidiaries or any securities of the type described in the two immediately preceding sentences.

     SECTION 3.4 Conflicts; Consents. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby does not and will not, with or without the giving of notice or the passage of time or both (i) conflict with or result in a breach of the certificates of incorporation, by-laws or other constitutive documents of the Company or any of its Subsidiaries, (ii) except as set forth in Section 3.4 of the Disclosure Schedule, conflict with, violate, breach or result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any note, bond, lease, mortgage, indenture, or any license, franchise, permit, agreement or other instrument or obligation to which any of the Company or its Subsidiaries is a party, or by which any such Person or its properties or assets are bound, (iii) violate any Laws applicable to the Company or any of its Subsidiaries or any such Person’s properties or assets or (iv) result in the creation or imposition of any Encumbrance upon any property or assets used or held by the Company or any of its Subsidiaries, except where the occurrence of any of the foregoing described in clauses (ii), (iii) or (iv) above individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.4 of the Disclosure Schedule and except for (1) the filing of a premerger notification and report form under the Hart-Scott-Rodino Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the expiration or early termination of the applicable waiting period thereunder, (2) any filings as may be required under the DGCL in connection with the Merger and (3) such consents, approvals, notifications, registrations or filings the failure of which to obtain individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the transactions contemplated hereby.
     SECTION 3.5 Financial Information; Undisclosed Liabilities.
     (a) The Company has previously made available to Buyer (i) the audited consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the fiscal year ended December 31, 2006 and the two previous fiscal years, together with the footnotes thereto and the report of the auditors thereon, and (ii) the unaudited consolidated balance sheet and statements of income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the nine month period ended September 30, 2007 (the “Most Recent Balance Sheet Date”) (the items in clauses (i) and (ii), collectively, the “Company Financials”). The Company Financials (including the related notes) are complete and correct in all material respects and present fairly the consolidated financial position of the Person (consolidated with its Subsidiaries, as applicable) to which it relates as of the date thereof, and the results of operations, cash flows, retained earnings and changes in financial position of the Person (consolidated with its Subsidiaries, as applicable) to which it relates for the period or as of the date set forth therein. The Company Financials have been prepared in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments, the absence of notes and any other adjustments described therein.

     (b) Section 3.5(b) of the Disclosure Schedule sets out all amounts due to the Company for services rendered by its solutions and management services divisions which are unbilled as of September 30, 2007. Except as set forth in Section 3.5(b) of the Disclosure Schedule, each amount included on such schedule (i) is supported by a written contract with a customer of the Company, (ii) represents the amount of revenue earned pursuant to the underlying written contract based upon services rendered through September 30, 2007 and (iii) have been recognized as unbilled receivables in accordance with GAAP.
     (c) Except as set forth in Section 3.5(c) of the Disclosure Schedule, the Company and its Subsidiaries do not have any direct or indirect liabilities or obligations (whether absolute, accrued, contingent or otherwise, known or unknown, liquidated or unliquidated and whether due or to become due and regardless of when and by whom asserted) that would be required by GAAP to be reflected or reserved against on a balance sheet of the Company and its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations (i) reflected or reserved in the unaudited consolidated balance sheet of the Company and its Subsidiaries contained in the Company Financials (and then only to the extent so reflected or reserved), (ii) incurred in the ordinary course of business consistent with past practice since the Most Recent Balance Sheet Date and not in violation of this Agreement, or (iii) which are disclosed on any Schedule to this Agreement.
     SECTION 3.6 Absence of Changes. Except as set forth in Section 3.6 of the Disclosure Schedule, since the Most Recent Balance Sheet Date, the Company and its Subsidiaries and their respective businesses have been operated in the ordinary course consistent with past practice and there has not been:
     (a) any change in the business or financial condition of the Company or any of its Subsidiaries that has resulted or is reasonably likely to result in any Company Material Adverse Effect;
     (b) any obligation or liability (whether absolute, accrued, contingent or otherwise, and whether due or to become due), in excess of $50,000 in the aggregate, incurred by the Company or any of its Subsidiaries, other than obligations under customer contracts, current obligations and other liabilities incurred in the ordinary course of business consistent with past practice;
     (c) any payment, discharge, satisfaction or settlement of any claim or obligation of the Company or any of its Subsidiaries, in excess of $50,000 in the aggregate, except in the ordinary course of business consistent with past practice;
     (d) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries or any direct or indirect redemption, purchase or other acquisition of any such shares;
     (e) any issuance or sale, or any contract entered into for the issuance or sale, of any shares of capital stock or securities convertible into or exercisable for shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares of Common Stock upon the exercise of outstanding Options);

     (f) any sale, assignment, pledge, encumbrance, transfer or other disposition of any material asset of the Company or any of its Subsidiaries (excluding in all events sales of assets no longer useful in the operation of the business and sales of inventory to customers in the ordinary course of business consistent with past practice), or any sale, assignment, transfer or other disposition of any material Intellectual Property or any other material intangible assets of the Company or any of its Subsidiaries;
     (g) any creation of any Encumbrance on any property of the Company or any of its Subsidiaries, except for Encumbrances created in the ordinary course of business consistent with past practice;
     (h) any write-down of the value of any asset of the Company or any of its Subsidiaries or any write-off as uncollectible of any accounts or notes receivable of the Company or any of its Subsidiaries or any portion thereof, other than write-downs or write-offs that are reserved for on the consolidated balance sheet contained in the Company Financials or which do not exceed $100,000 in the aggregate;
     (i) any cancellation of any debts or claims in excess of $50,000 in the aggregate or any amendment, termination or waiver of any rights of material value to the Company and its Subsidiaries, taken as a whole;
     (j) any capital expenditures or commitments or additions to property, plant or equipment of the Company and its Subsidiaries, in excess of $50,000 in the aggregate, other than in the ordinary course of business and consistent with the Company’s capital expenditure budget (a copy of which has been made available to the Buyer);
     (k) any increase outside of the ordinary course of business in the compensation of employees of the Company or any of its Subsidiaries (including any increase pursuant to any written bonus, pension, profit-sharing or other benefit or compensation plan, policy or arrangement or commitment, copies of which have been made available to Buyer), or any increase in any such compensation or bonus payable to any executive officer or director of the Company or any of its Subsidiaries having an annual salary or remuneration in excess of $200,000;
     (l) any damage, destruction or loss not covered by insurance affecting any asset or property of the Company or any of its Subsidiaries resulting in liability or loss in excess of $100,000;
     (m) any change in the independent public accountants of the Company and its Subsidiaries or any change in the accounting methods or accounting practices followed by the Company or any of its Subsidiaries or any change in depreciation or amortization policies or rates;

     (n) any acquisition (by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit;
     (o) any adoption, entering into, amendment, alteration or termination of any Plan (in each case, other than as required by applicable Law) or any employment agreement with any executive-level employee;
     (p) any amendment to or change the Company’s or any of its Subsidiary’s certificate of incorporation, by-laws or other organizational documents; or
     (q) any agreement, whether in writing or otherwise, to take any of the actions specified in the foregoing items (a) through (p), subject to any dollar thresholds set forth in items (a) through (p) above.
     SECTION 3.7 Assets and Properties. Neither the Company nor any of its Subsidiaries owns or has owned in the last five years, any real property. Section 3.7 of the Disclosure Schedule sets forth a true and complete list of all real property leased by the Company or any of its Subsidiaries. Except as set forth in Section 3.7 of the Disclosure Schedule, each of the Company and its Subsidiaries has a valid leasehold interest in all of its leased real property, free and clear of all Encumbrances. Each of the Company and its Subsidiaries has good and marketable title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of all Encumbrances. Such personal property (taken as a whole) is in good operating condition and repair, ordinary wear and tear excepted. No member, manager or employee of the Company or any of its Subsidiaries nor any spouse, child or other relative or Affiliate thereof, owns directly or indirectly, in whole or in part, any of the tangible personal property used by the Company or any of its Subsidiaries.
     SECTION 3.8 Other Agreements.
     (a) Section 3.8 of the Disclosure Schedule sets forth a list of all contracts, agreements, commitments, franchises, indentures, leases, purchase orders and licenses in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party, or by which any of their respective assets are bound, which are in the categories listed below (each, a “Contract”):
     (i) any employment agreement, consulting agreement pursuant to which the Company or any of its Subsidiaries engages the services of a consultant or similar agreement, other than at-will employment or consulting arrangements;
     (ii) any Contract evidencing Indebtedness or under which the Company or any of its Subsidiaries have issued any note, bond, indenture, mortgage, security interest or other evidence of Indebtedness, or has directly or indirectly guaranteed Indebtedness of any Person (other than the Company or its Subsidiaries);
     (iii) any Contract under which the Company made payments for the fiscal year ended December 31, 2006, or expects to make payments for the fiscal year ending December 31, 2007, individually or in the aggregate for each such year in excess of $50,000;

     (iv) any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Company or its Subsidiaries, requiring payments by the Company or its Subsidiaries for the fiscal year ended December 31, 2006, or expected to require payments for the fiscal year ending December 31, 2007 or any fiscal year thereafter, for each such year in excess of $50,000;
     (v) any Contract containing a covenant not to compete that directly or indirectly limits the ability of the Company or any of its Subsidiaries to freely conduct their business as such business is conducted on the date hereof in any geographic area or any material line of business, other than, (x) customer contracts entered into in the ordinary course of business, pursuant to which the Company has agreed that individual employees working for a particular customer will not be assigned by the Company to projects with such customer’s competitors for a certain period of time and (y) agreements entered into in the ordinary course of business pursuant to which the Company, acting as a subcontractor, has agreed not to solicit the contractor’s customer for a certain period of time;
     (vi) any collective bargaining agreement or other agreement with any labor union, employee representative or group of employees;
     (vii) any agreement or lease under which the Company or any Subsidiary leases any real property or material personal property, either as lessor or lessee;
     (viii) indemnification by the Company or any Subsidiary with respect to infringements of proprietary rights (other than indemnification obligations arising from customer, consulting, purchase, sale or license agreements entered into in the ordinary course of business);
     (ix) any contract providing for commission, discounts, rebates or service level or other penalties (other than employment agreements entered into in the ordinary course of business) which in any given year has exceeded or could reasonably be expected to exceed $50,000;
     (x) any outstanding commitment to enter into any agreement of the type described in subsections (i) through (x) of this Section 3.8(a).
     (b) Complete and accurate copies of all such Contracts described in subsections (i) through (x) of Section 3.8(a) have previously been made available to Buyer. All of such Contracts are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect, and all are enforceable against the Company or its applicable Subsidiary and, to the knowledge of the Company, the other parties thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights generally and by the application of general principles of equity. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to such Contracts is in breach of or default under any obligation thereunder or has given notice of default to any other party thereunder and, to the knowledge of the Company, no condition exists that with notice or lapse of time would constitute a default thereunder.
     SECTION 3.9 Environmental Matters. Each of the Company and its Subsidiaries holds all licenses, permits and other governmental authorizations required under all applicable Environmental Laws, except for such licenses, permits and other governmental authorizations the failure of which to hold, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries is in violation of any requirements of any Environmental Laws in connection with the conduct of its business or in connection with the use, maintenance or operation of any real property owned or leased by the Company or any of its Subsidiaries, except for violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. There are no conditions relating to the Company or any of its Subsidiaries or relating to any real property at any time owned or leased by the Company or any of its Subsidiaries that in any such case would reasonably be expected to lead to any material liability of the Company or any of its Subsidiaries under any Environmental Law.
     SECTION 3.10 Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Company, threatened by or before any court or other Governmental Entity against the Company or any of its Subsidiaries. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Entity seeking or purporting to enjoin or restrain the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.
     SECTION 3.11 Compliance; Licenses and Permits.
     (a) Except as set forth in Section 3.11(a) of the Disclosure Schedule, each of the Company and its Subsidiaries is in compliance with all Laws applicable to the Company, any of its Subsidiaries or their respective businesses, except for failures to comply with such Laws that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
     (b) Each of the Company and its Subsidiaries holds all federal, state, local and foreign governmental approvals, licenses and permits that are necessary to conduct their respective businesses and own and operate their respective property as presently being conducted and presently proposed to be conducted, except for such licenses and permits the failure of which to hold, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.11(b) of the Disclosure Schedule and except for breaches, violations, revocations, limitations, non-renewals and failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) such licenses and permits are in full force and effect, (ii) no violations are or have been recorded in respect of any thereof, (iii) no proceeding is pending or, to the knowledge of the Company, threatened, to revoke or limit any thereof and (iv) the consummation of the Merger and the transactions contemplated by this Agreement will not result in the non-renewal, revocation or termination of any such license or permit.
     SECTION 3.12 Intellectual Property.
     (a) Section 3.12(a) of the Disclosure Schedule sets forth a complete list of all issued patents, patent applications, registered copyrights, registered trademarks, registered service marks, and applications for registration or renewal of copyrights, trademarks and service marks that are owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). The Intellectual Property owned by, licensed to, or used by the Company or any of its Subsidiaries pursuant to a valid right to use is the only Intellectual Property that is material to conduct the business of the Company and its Subsidiaries as currently conducted. Except as disclosed in Section 3.12(a) of the Disclosure Schedule, the Company or one of its Subsidiaries is the record owner of all registrations and applications forming part of the Registered Intellectual Property and owns the entire right, title and interest in all such Registered Intellectual Property, free and clear of any liens, security interests, claims, defects in title, ongoing payment obligations, rights of attribution or other encumbrances of any kind, other than Permitted IP Liens (as defined below). The issued patents and registered copyrights, registered trademarks and registered service marks included in the Registered Intellectual Property have been duly maintained, are valid and are in full force and effect in all material respects. Section 3.12(a) of the Disclosure Schedule contains a complete list of all written license or other agreements under which the Company or any of its Subsidiaries are granted a license to use any Intellectual Property or under which the Company or any of its Subsidiaries have granted a license to any third party to use any Intellectual Property owned by the Company or any of its Subsidiaries, except for customer agreements, shrink-wrap and clickwrap agreements, and other licenses and agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business (all such agreements together with all the rights and obligations therein, collectively, “Permitted IP Liens”). The Company is not aware of any claim, allegation or basis for any claim or allegation that any of the Registered Intellectual Property is subject to defenses that would materially preclude or impair enforcement of the Company’s or any of its Subsidiaries’ exclusive rights thereto. There are no present claims, demands or proceedings instituted, pending or proposed, in each case, by or against the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened by any third party against the Company or any of its Subsidiaries adversely affecting or challenging the ownership (in the event the Company or any of its Subsidiaries has an ownership interest), use of, or right to use or license, any of the material Intellectual Property used by the Company or any of its Subsidiaries in the conduct of its business. Section 3.12(a) lists any and all cease and desist letters received by the Company or any of its Subsidiaries with respect to the Company’s or its Subsidiaries’ Intellectual Property within the past three (3) years.
     (b) Except as set forth in Section 3.12(b) of the Disclosure Schedule: (i) to the knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ business as currently conducted by them and as conducted by them during the last two (2) years does not infringe or otherwise violate and has not infringed or otherwise violated in the last two (2) years any Person’s Intellectual Property, and there is no claim pending or threatened against the

Company or its Subsidiaries alleging such infringement or other violation; and (ii) to the knowledge of the Company, no Person is infringing or otherwise violating any material Intellectual Property owned by the Company or any of its Subsidiaries’, and no claims are pending or threatened against any Person by the Company or its Subsidiaries alleging such infringement or other violation of any of the material Intellectual Property owned by the Company or any of its Subsidiaries. No royalty or other material consideration is required to be paid by the Company or any of its Subsidiaries to any other person in respect of the use of any Intellectual Property by the Company or any of its Subsidiaries in the conduct of the business except (i) as disclosed in Section 3.12(b) of the Disclosure Schedule, and (ii) in connection with the use of software or other Intellectual Property pursuant to a shrink-wrap or click-wrap agreement or other agreement for software or other Intellectual Property that is generally commercially available.
     (c) Neither the Company nor any of it Subsidiaries have at any time within two (2) years prior to the date of this Agreement received written notification alleging that the Company or any of its Subsidiaries has not materially complied with applicable data protection laws in the United States, except for customer complaints about privacy or security and written notifications received in the ordinary course of business that are not reasonably likely to have a Company Material Adverse Effect.
     SECTION 3.13 Tax Matters. Except as set forth in Section 3.13 of the Disclosure Schedule:
     (a) Each of the Company and its Subsidiaries has timely filed (taking into account applicable extensions) with the appropriate taxing authorities all income and franchise and other material Tax Returns required to be filed by it and paid all Taxes due and owing by it (whether or not shown to be due on any such Tax Returns and whether or not any Tax Return was required). All such Tax Returns are true, correct and complete in all material respects. The Company has delivered or made available to Buyer complete and accurate copies of federal income and material state and local Tax Returns of each of the Company and its Subsidiaries and their predecessors for all Tax years ending on or after December 31, 2003. The unpaid Taxes of the Company and its Subsidiaries did not, as of the dates of the Company Financials, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets in the Company Financials. Since the Most Recent Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business consistent with past custom and practice.
     (b) The Company and its Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over, and have complied with the rules and regulations relating to the withholding or remittance of Taxes.
     (c) None of the Company or any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. There are no outstanding waivers or comparable consents that have been given by the Company or any of its Subsidiaries regarding the application of any statute of limitations with respect to any Taxes or Tax Returns of the Company or any such Subsidiary. Neither the

Company nor any of its Subsidiaries nor any predecessor has agreed to any extension of time with respect to a material Tax assessment or deficiency which has not been previously resolved. There are no audits, assessments, administrative proceedings or court proceedings relating to Taxes or Tax Returns of the Company or any Subsidiary currently pending or to the knowledge of the Company threatened. No deficiencies for material taxes against any of the Company and its Subsidiaries have been claimed, proposed or assessed by any taxing authority. There are no Encumbrances on any assets of the Company or any Subsidiary with respect to Taxes, other than Liens for Taxes not yet due and payable. To the knowledge of the Company, no claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or such Subsidiary is or may be required to file a Tax Return in such jurisdiction.
     (d) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company). None of the Company and its Subsidiaries has any material liability for the Taxes of any Person (other than Taxes of the Company and its Subsidiaries) (i) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreement or any other agreement of a similar nature that remains in effect or pursuant to which the Company or any of its Subsidiaries will have any liability under for amounts due in respect of periods prior to the Closing Date.
     (e) Neither the Company nor any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481(a) on the Code by reason of a change in accounting method or otherwise for any taxable period (or portion thereof) ending after the Closing Date; (ii) has made an election, or is required to treat any of its assets as owned by another Person pursuant to the provision of Section 168(f) of the Internal Revenue Code of 1954 or as tax exempt bond financed property or tax exempt use of property within the meaning of Section 168 of the Code; (iii) owns any property that is subject to a “section 467 rental agreement” as defined in Section 467 of the Code; or (iv) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable state or local Tax provision.
     (f) Except as set forth in Section 3.13(f) of the Disclosure Schedule, neither the Company nor any Subsidiary has a permanent establishment in any foreign country and does not have any income effectively connected with a trade or business in any foreign country.
     (g) Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years.
     (h) Neither the Company nor and of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury regulations Sections 301.6011-4(b). If either the Company or any of its Subsidiaries has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income tax within the meaning of Section 6662 of the Code, then it believes that it has either (i) substantial authority for the tax treatment of such transaction or (ii) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction.
     (i) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion of any taxable period) after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); (ii) installment sale or open transaction disposition occurring on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date.
     (j) The Company is not and has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
     SECTION 3.14 Labor Relations; Employees.
     (a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, as of the date hereof: (i) the Company and each Subsidiary is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours or work and occupational safety and health, and there are no arrears in the payment of wages or social security taxes, and is not engaged in any act or practice which would reasonably be expected to constitute an unfair labor practice as defined in the National Labor Relations Act or other applicable Laws, (ii) there is no unfair labor practice charge or complaint against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened in writing before the National Labor Relations Board or Equal Opportunity Commission or any similar state, local or foreign agency, (iii) there is no labor strike, organizational drive, dispute, slowdown, stoppage or lockout pending, affecting or, to the knowledge of the Company, threatened against the Company or any Subsidiary, (iv) the Company and each Subsidiary is not a party to or bound by any collective bargaining or similar agreement and (v) there are no pending or, to the knowledge of the Company, threatened union organizing activities among the employees of the Company or any Subsidiary and none of the employees of the Company is or has been represented by any labor union while employed by the Company. Schedule 3.14(a) of the Disclosure Schedule lists each of the Company’s or its Subsidiaries’ employees who are not subject to the Company’s standard vacation policy and the liability related to any such employee’s accrued but unused vacation. Such liability reflects accurately what would be owed to each such employee for accrued but unused vacation if such employee were to leave the employ of the Company or its Subsidiary as of the date hereof.
     (b) Section 3.14(b) of the Disclosure Schedule contains a list of each oral or written pension, profit-sharing or other retirement, compensation, employment, consulting, change in control, severance and/or termination agreement, deferred compensation, stock option, stock appreciation, stock purchase, performance share and/or other equity compensation, bonus and/or other incentive, severance and/or termination pay, health, and group insurance plan, program, agreement or arrangement, as well any other “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that the Company and its Subsidiaries sponsor, maintain, contribute and/or have any actual or contingent liability or obligation with respect to current or former employees, directors, consultants and/or other service providers of the Company and its Subsidiaries (each such plan, program or arrangement being hereinafter referred to in this Agreement individually as a “Plan”). Except as set forth in Section 3.14(b) of the Disclosure Schedule, no amount is currently payable or will become payable solely as a result of the transactions contemplated hereby on account of any retention plans or agreements, severance plans, bonus plans, employment agreements, or any other plan agreement or arrangement to which any of the Company or any of its Subsidiaries is a party.
     (c) The Company has made available to Buyer or Buyer’s counsel a true and complete copy of each Plan, all amendments thereto, the most recent IRS determination letter (if any), and the most recent annual report (if any) required to be filed in connection with such Plan.
     (d) Each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS that remains in effect on the date hereof. To the knowledge of the Company, no event has occurred since such favorable determination letter was issued that is reasonably likely to jeopardize the tax-qualified status of such Plan.
     (e) All contributions due with respect to any Plan that is subject to Title I of ERISA have been timely made as required under ERISA and have been properly accrued on the Company Financials, in accordance with GAAP (except as indicated in the notes thereto). The reserves reflected in the Company Financials for the obligations of the Company under all Plans are adequate and were determined in accordance with GAAP.
     (f) No Plan is subject to the provisions of Section 412 of the Code, Part 3 of Subtitle B of Title I of ERISA, or Title IV of ERISA.
     (g) No Plan constitutes a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) nor a “multiple employer plan” (as described in Section 413(c) of the Code) , and, with respect to the Company, neither the Company nor any of its ERISA Affiliates has, in the past six years, contributed to or otherwise had any obligation or liability in connection with any multiemployer plan or multiple employer plan.
     (h) The Company has not engaged in a “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) and no “prohibited transaction” has occurred with respect to any Plan that would result in material liability to the Company under Section 4975 of the Code or Section 406 of ERISA.
     (i) Each Plan has been operated in all material respects in accordance with its terms and applicable Laws including without limitation the Code and ERISA, and will continue to be so operated until the Closing Date.
     (j) Other than routine claims for benefits, there are no actions, claims, lawsuits or arbitrations pending or, to the knowledge of the Company, threatened with respect to any Plan. In addition, the Company has received no notification that there are any audits, inquiries, reviews, proceedings or demands pending for any Plan with any governmental or regulatory agency.

     (k) Except as set forth in Section 3.14(k) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (A) result in any material payment or benefit becoming due to any current or former employee, director, consultant or other service provider of the Company, (B) materially increase any benefits or compensation payable under any Plan, or (C) result in the acceleration of time of payment or vesting of any such benefits or compensation.
     (l) Each Plan that is maintained for the benefit of employees of any Subsidiary of the Company located outside of the United States has been maintained in all material respects in accordance with its terms and with all legal requirements applicable thereto and has been funded or provided for in accordance with the Laws applicable thereto.
     (m) No Plan that is an employee welfare benefit plan as described in Section 3(l) of ERISA (i) requires that Company and/or its Subsidiaries provide medical or death benefits with respect to any employee or former employee of the Company or its predecessors after termination of employment, except as required under Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law, and (ii) is a group health plan that is a self-insured plan. In addition, with respect to each Plan that is an employee welfare benefit plan, the Company has materially complied with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder.
     (n) Each Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) and that is subject to Section 409A of the Code has been operated and administered in good faith compliance, in all material respects, with Section 409A of the Code from the period beginning January 1, 2005.
     SECTION 3.15 Transactions with Related Parties. Except as set forth in Section 3.15 of the Disclosure Schedule, no officer, director, Principal Stockholder or Affiliate of the Company or any of its Subsidiaries, and no parent, sibling, offspring or spouse of any such officer, director, Principal Stockholder or Affiliate and to the actual knowledge of the Company, no other employee or stockholder of the Company or any of its Subsidiaries and no parent, sibling, offspring or spouse of any such other employee or stockholder: (i) owns, directly or indirectly, any interest in (excepting less than 2% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person that is a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, the Company or any of its Subsidiaries, (ii) owns, directly or indirectly, in whole or in part, any material property that the Company or any of its Subsidiaries uses in the conduct of its business or (iii) has any cause of action or other claim whatsoever against, or owes any amount to, the Company or any of its Subsidiaries, except for claims in the ordinary course of business such as for accrued vacation pay, accrued benefits under employee benefit plans, and similar matters and agreements arising in the ordinary course of business. No officer, director, Principal Stockholder or Affiliate of the Company or any of its Subsidiaries, and no parent, sibling, offspring or spouse of any such officer, director, Principal Stockholder or Affiliate and to the actual knowledge of the Company, no other employee or stockholder of the Company or any of its Subsidiaries and no parent, sibling, offspring or spouse of any such other employee or stockholder, has directly or indirectly, an interest in any Contract

(other than employment contracts set forth in the Disclosure Schedule and such Contracts as relate to any such Person’s ownership of securities of the Company). The Company is not a guarantor or indemnitor of any indebtedness of any employee, director, stockholder, officer or Affiliate of the Company, or of any spouse or relative of any director, stockholder, officer or Affiliate of the Company, or to the knowledge of the Company, any spouse or relative of an employee of the Company.
     SECTION 3.16 Brokers. Except for Harris Williams & Co., the fees and expenses of which are included in the Transaction Expenses, no agent, broker, investment banker, person or firm acting on behalf of the Company or any of its Subsidiaries or under the authority of the Company or any of its Subsidiaries is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.
     SECTION 3.17 Insurance. Section 3.17 of the Disclosure Schedule contains a list of each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) maintained with respect to the business of the Company and its Subsidiaries or with respect to which the Company or any of its Subsidiaries is a named insured or otherwise the beneficiary of coverage. Except as set forth on Section 3.18 of the Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any such insurance policy, (ii) each such policy is legal, binding, enforceable, and in full force and effect in all material respects and (iii) neither the Company nor, to the knowledge of the Company any other party to any such policy has, repudiated any material provision of any such policy in writing. Neither the Company nor any of its Subsidiaries has received written notice of termination, cancellation or non-renewal of any such insurance policies from any of its insurance brokers or carriers. The Company and each Subsidiary has complied with each such insurance policy in all material respects and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification or acceleration, under any such policy. Except as set forth in Section 3.17 of the Disclosure Schedule, the Company has no self-insurance or co-insurance programs.
     SECTION 3.18 Customers. Section 3.18 of the Disclosure Schedule sets forth the twenty (20) largest customers of the Company and its Subsidiaries, based on dollar amount of sales for the 2006 fiscal year, and sets forth the dollar amount of sales for the 2006 fiscal year for such customers. Except as set forth in Section 3.18 of the Disclosure Schedule, no customer set forth on Section 3.18 of the Disclosure Schedule has, during the last twelve months through the date of this Agreement, notified the Company in writing or, to the knowledge of the Company, verbally, that such customer intends to cancel or otherwise terminate its relationship with the Company or a Subsidiary or, during the last twelve months through the date of this Agreement decreased materially, or notified the Company in writing or, to the knowledge of the Company, verbally, that it intends to decrease or limit materially, its usage or purchase of services or products from the Company or a Subsidiary, except for normal seasonal or cyclical changes related to the customers’ business. Except as set forth on Section 3.18 of the Disclosure Schedule, as of the date hereof, there are no pending or, to the knowledge of the Company, threatened customer claims or credit memos with respect to the customers listed in Section 3.18 of the Disclosure Schedule.

ARTICLE IV
Representations and Warranties of Buyer and Merger Sub
     Buyer and Merger Sub jointly and severally represent and warrant to the Company and the Principal Stockholder as follows:
     SECTION 4.1 Organization; Power and Authority. Each of Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each of Buyer and Merger Sub has made available to the Company and the Principal Stockholder complete and correct copies of the constitutive documents of each of Buyer and Merger Sub, in each case as amended to the date of this Agreement. Each of Buyer and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its business as now being conducted and as presently proposed to be conducted, except for any failure to be so qualified or be in good standing that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.
     SECTION 4.2 Authority; Approvals. The execution, delivery and performance of this Agreement by each of Buyer and Merger Sub and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby are within their respective corporate powers and have been duly and validly authorized by all necessary corporate action on the part of each of Buyer and Merger Sub (other than the filing of a Certificate of Merger pursuant to the DGCL). This Agreement has been duly executed and delivered by Buyer and Merger Sub, and (assuming due authorization, execution and delivery by the Company, the Principal Stockholder and Stockholders’ Representative) constitutes the valid and binding obligation of each of Buyer and Merger Sub, enforceable against each of Buyer and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights generally and by the application of general principles of equity.
     SECTION 4.3 Conflicts; Consents. The execution, delivery and performance by each of Buyer and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby does not (i) conflict with or result in a breach of the certificates of incorporation, by-laws or other constitutive documents of Buyer or Merger Sub, (ii) conflict with, breach or result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any note, bond, lease, mortgage, indenture, or any license, franchise, permit, agreement or other instrument or obligation to which any of Buyer or Merger Sub is a party, or by which any such Person or its properties or assets are bound or (iii) violate any Laws applicable to Buyer or Merger Sub or any such Person’s properties or assets, except where the occurrence of any of the foregoing described in clauses (ii) or (iii) above, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect or prevent or materially delay the consummation of the Merger. Except for (A) the filing of a premerger notification and report form under the HSR Act and the expiration or early termination of the applicable waiting period thereunder, (B) compliance with and filings under other competition Laws, (C) any filings as may be required under the DGCL in connection with the Merger and (D) such consents, approvals, notifications, registrations or filings the failure to obtain which, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect or prevent or materially delay the consummation of the Merger, no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by Buyer or Merger Sub of this Agreement or the consummation of the transactions contemplated hereby.
     SECTION 4.4 Investment Representation. Buyer is acquiring the Shares for its own account and not with a view to or for sale in connection with any distribution within the meaning of the applicable federal securities laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of its ownership of the Shares, and further acknowledges that the Shares have not been registered under the federal securities laws or under any state or foreign securities laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transaction is pursuant to the terms of an effective registration statement under the Securities Act and are registered under any applicable state or foreign securities laws or pursuant to an exemption from registration thereunder.
     SECTION 4.5 Brokers. No agent, broker, investment banker, person or firm acting on behalf of Buyer or Merger Sub or under the authority of Buyer or Merger Sub is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with the Merger or any of the transactions contemplated hereby.
     SECTION 4.6 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of Buyer or Merger Sub, threatened by or before any court or other Governmental Entity against Buyer or Merger Sub that bring into question the validity of this Agreement or would reasonably be expected to have a Buyer Material Adverse Effect. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Entity seeking or purporting to enjoin or restrain the execution, delivery and performance by Buyer or Merger Sub of this Agreement or the consummation by Buyer or Merger Sub of the transactions contemplated hereby.
     SECTION 4.7 Funds. Buyer will have available to it at the relevant times hereunder all funds necessary to consummate the transactions contemplated hereby and to perform its obligations hereunder (including all payments to be made pursuant to Sections 2.5 and 6.12).

ARTICLE V
Representations and Warranties of the Principal Stockholders
     Each Principal Stockholder represents and warrants to Buyer and Merger Sub as follows:
     SECTION 5.1 Authority; Binding Agreement. Each Principal Stockholder is a partnership duly organized, validly existing and in good standing under the laws of it jurisdiction of organization. Such Principal Stockholder has all requisite authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Principal Stockholder and the consummation of the transactions contemplated hereby are within its partnership powers and have been duly and validly authorized by all necessary partnership action on the part of such Principal Stockholder. This Agreement has been duly executed and delivered by such Principal Stockholder, and (assuming due authorization, execution and delivery by Buyer, Merger Sub, the Company and Stockholders’ Representative) constitutes the valid and binding obligation of such Principal Stockholder, enforceable against such Principal Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights generally and by the application of general principles of equity.
     SECTION 5.2 Conflicts; Consents. The execution, delivery and performance by each of the Principal Stockholders of this Agreement and the consummation of the transactions contemplated hereby does not (i) conflict with or result in a breach of the certificates of partnership, partnership agreement or other constitutive documents of the Principal Stockholders, (ii) conflict with, breach or result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any note, bond, lease, mortgage, indenture, or any license, franchise, permit, agreement or other instrument or obligation to which any Principal Stockholder is a party, or by which any such Person or its properties or assets are bound or (iii) violate any Laws applicable to a Principal Stockholder or any such Person’s properties or assets, except where the occurrence of any of the foregoing described in clauses (ii) or (iii) above, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Principal Stockholder or prevent or materially delay the consummation of the Merger. No consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by any Principal Stockholder of this Agreement or the consummation of the transactions contemplated hereby.
     SECTION 5.3 Title to Shares. Such Principal Stockholder holds of record and beneficially owns all of the Shares and all of the shares of Series A Preferred Stock (such Principal Stockholder’s “Principal Stockholder Shares”) and the Charlesbank Junior Subordinated Promissory Notes (such Principal Stockholder’s “Principal Stockholder Notes”) listed on Section 5.3 of the Disclosure Schedule as owned by such Principal Stockholder and owns no securities issued by, or other obligations of the Company or any of its Subsidiaries other than such Principal Stockholder’s Principal Stockholder Shares and the Principal Stockholder Notes. Except as set forth on Section 5.2 of the Disclosure Schedule, such Principal

Stockholder’s Principal Stockholder Shares are held by such Principal Stockholder free and clear of all Encumbrances, restrictions on transfer (other than restrictions under the Securities Act and state securities law), rights of first refusal and voting trust, proxy, or other agreements or understandings. Except as set forth on Section 5.2 of the Disclosure Schedule, such Principal Stockholder is not a party to any option, warrant, right, contract, call, put, subscription or other agreement or commitment relating to the capital stock of the Company or any of its Subsidiaries or providing for the disposition or acquisition of any capital stock or other equity rights of the Company or any of its Subsidiaries, other than this Agreement.
ARTICLE VI
Certain Covenants
     SECTION 6.1 Conduct of Business.
     (a) From the date of this Agreement until the Closing, except as set forth on Schedule 6.1 or as permitted or required by this Agreement or otherwise consented to by Buyer in advance in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, operate its business only in the ordinary course of business consistent with past practice. Subject to the foregoing, the Company shall use its commercially reasonable efforts to:
     (i) preserve intact the present organization of the Company and its Subsidiaries;
     (ii) keep available the services of the present officers and employees of the Company and its Subsidiaries;
     (iii) preserve the Company’s and its Subsidiaries’ goodwill and relationships with material customers, suppliers, licensors, licensees, contractors, distributors, lenders and other Persons having significant business dealings with the Company and its Subsidiaries;
     (iv) continue all current sales, marketing and other promotional policies, programs and activities;
     (v) maintain the assets of the Company and its Subsidiaries in good repair, order and condition; and
     (vi) maintain the Company’s and its Subsidiaries’ insurance policies and risk management programs, and in the event of casualty, loss or damage to any assets of the Company or any of its Subsidiaries, repair or replace such assets with assets of comparable quality, as the case may be.

     (b) Without limiting the generality of the foregoing, except as set forth on Schedule 6.1, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall not, directly or indirectly, and shall cause each of its Subsidiaries not to (i) cause or permit any state of affairs, action or omission described in Section 3.6 (other than Sections 3.6(a) or 3.6(l) to the extent the change or damage is outside of the Company’s reasonable control) or (ii) take or agree in writing or otherwise to take any action that would reasonably be expected to prevent the satisfaction of any condition to closing set forth in Article VII.
     SECTION 6.2 Access and Information; Confidentiality.
     (a) Subject to the terms of the Confidentiality Agreement, from the date of this Agreement until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with Article X, the Company shall allow Buyer and its financing parties and their respective Representatives to make such reasonable investigation of the business, operations and properties of the Company and its Subsidiaries as they may deem reasonably necessary in connection with the transactions contemplated by this Agreement. Such investigation shall include reasonable access to the respective Representatives of the Company and its Subsidiaries and the properties, financial, tax and accounting books and records (including using commercially reasonable efforts to provide access to the work papers of the Company’s independent accountants), contracts, commitments and other records and documents, and personnel, of or pertaining to the Company and each Subsidiary. The Company shall furnish Buyer and its Representatives with such financial, operating and other data and information and copies of documents with respect to the Company and its Subsidiaries or any of the transactions contemplated by this Agreement as Buyer shall from time to time reasonably request unless the disclosure of any information would jeopardize attorney-client privilege or the attorney-client work product doctrine.
     (b) Buyer shall, and shall cause its Representatives to, hold any information regarding the Company or any of its Subsidiaries that is non-public in confidence in accordance with the terms of the Confidentiality Agreement.
     (c) All access and investigation pursuant to this Section 6.2 shall be coordinated through the Company’s President and Chief Executive Officer, General Counsel or Harris Williams & Co., shall occur only upon reasonable notice and during normal business hours and in such a manner as not to interfere with the normal operations of the business of the Company and its Subsidiaries and shall be subject to existing confidentiality obligations of the Company and its Subsidiaries and applicable Law.
     SECTION 6.3 Approval of the Stockholders of the Company.
     (a) Neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Buyer, the unanimous recommendation of the Board of Directors of the Company that the Company’s stockholders vote in favor of the adoption of this Agreement.
     (b) Promptly following execution of this Agreement, the Principal Stockholders expect to execute and deliver to Buyer the action by written consent of stockholders in lieu of a meeting to adopt this Agreement and approve the Merger pursuant to the

DGCL in the form attached hereto as Exhibit B (the “Written Consent”). The Company shall also send, pursuant to Section 228 of the DGCL a written notice to all Stockholders that did not execute such Written Consent informing them that this Agreement and the Merger were adopted and approved by the Stockholders and shall promptly provide the Buyer with a copy thereof and inform the Buyer of the date on which such notice was sent.
     (c) As expeditiously as possible following the execution of this Agreement and in any event within five (5) days following the date hereof, the Company shall deliver by any manner permitted by applicable Law the notice required pursuant to Section 262 of the DGCL to each Stockholder of record that has not theretofore executed and delivered such action by written consent referred to in Section 6.3(b) and each Option Holder holding Options that are or may become exercisable prior to the Effective Time (the “Dissenters’ Rights Notice”). The Dissenters’ Rights Notice shall comply with applicable Law and shall include, without limitation: (i) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Stockholders, the escrow arrangements and the authority of the Stockholders’ Representative, and a statement that the adoption of this Agreement by the Stockholders of the Company shall constitute approval of such terms) and (ii) a statement that appraisal rights are available for the Shares pursuant to Section 262 of the DGCL and a copy of such Section 262. The Company shall take all actions, and do or cause to be done, all things necessary, proper or advisable to deliver the Dissenters’ Rights Notice and any subsequent notice required to be delivered, or subsequent action to be taken with respect to Dissenting Shares, pursuant to the DGCL and other applicable Law.
     SECTION 6.4 Reasonable Efforts; Further Assurances.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto will use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable and to ensure that the conditions set forth in Article VII are satisfied, insofar as such matters are within the control of any of them, including making the requisite filings pursuant to the HSR Act and other applicable competition Laws. Without limiting the generality of the foregoing, (A) each of the Company and Buyer shall promptly file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, shall use its commercially reasonable efforts to obtain an early termination of the applicable waiting period, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable; provided, however, that notwithstanding anything to the contrary contained in this Agreement, Buyer shall not be obligated to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses of the Buyer or its Affiliates, and (B) subject to Section 6.2, the Company and the Principal Stockholder, on the one hand, and Buyer and Merger Sub, on the other hand, shall each furnish to the other such necessary information and reasonable assistance as the other party may reasonably request in connection with the foregoing. The filing fee required to be paid pursuant to the HSR Act shall be borne by the Buyer, provided, however that, upon the Closing, one-half of such fee shall be deemed to be a Transaction Expense.

     (b) In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, each of the parties to this Agreement shall take or cause to be taken all such necessary action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any party hereto for such purposes or otherwise to consummate the transactions contemplated by this Agreement.
     SECTION 6.5 Public Announcements. The parties hereto agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable Laws or the rules and regulations of the New York Stock Exchange, will not issue any such press release or make any such public statement without the prior written consent of the other parties.
     SECTION 6.6 Indemnification of Directors and Officers. Other than as set forth in the Release For six years from and after the Closing Date, Buyer will cause the Surviving Corporation and its successors to indemnify and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries in respect of acts or omissions occurring on or prior to the Closing Date to the extent provided under the Company’s certificate of incorporation and by-laws in effect on the date of this Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. For six years from and after the Closing Date, Buyer will cause the Surviving Corporation and its successors to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Closing Date covering each Person currently covered by the Company’s and each Subsidiary’s officers’ and directors’ liability insurance policies on terms and in amounts comparable to those of such policies in effect on the date of this Agreement. In satisfying its obligations under this Section 6.6, Buyer shall not be obligated to pay premiums in excess of 150% of the annualized premium presently paid by the Company for such policy based on the rate thereof as of the date of this Agreement. If, during such six-year period, such insurance coverage cannot be obtained at all or can be obtained only for an amount in excess of 150% of the Company’s annual premium therefor, Buyer shall cause to be obtained as much insurance as can be obtained for an amount equal to 150% of the Company’s annual premium on the date of this Agreement, on terms comparable to those in effect on the date hereof in terms of coverage and amounts.
     SECTION 6.7 Section 280G. With respect to each employee, director and/or consultant of the Company or any Subsidiary who is, or would reasonably be expected to be as of the Closing Date, a “disqualified individual” (as defined in Section 280G(c) of the Code), the Company shall use its commercially reasonable efforts to (i) ensure that any payments that would otherwise constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) shall be exempt from the definition of “parachute payment” by reason of the exemption provided under Section 280G(b)(5)(A)(ii) of the Code, and (ii) take all actions reasonably necessary to so exempt such payments (including obtaining any necessary waivers or consents from such “disqualified individuals”) as soon as reasonably practicable following the date of this Agreement.

     SECTION 6.8 Expenses. Each party hereto shall bear its own fees, costs and expenses incurred in the pursuit of the transactions contemplated by this Agreement, including the fees and expenses of its respective counsel, financial advisors and accountants; and provided that Buyer shall pay, or cause to be paid, (i) all Transaction Expenses as provided in Section 2.5 and (ii) all fees, costs and expenses of the Paying Agent (collectively, the “Agents’ Fees”); and provided further that (A) the fees and expenses of the Independent Accountant, if any, shall be allocated as provided in Section 2.3.
     SECTION 6.9 Continuity of Employees and Employee Benefits. Where applicable, each employee of the Surviving Corporation who were employees of the Company and its Subsidiaries immediately prior to the Closing shall receive full credit for service with the Company and its ERISA Affiliates (including predecessor companies) for purposes of determining eligibility to participate, vesting and accrual under each employee benefit plan, program, policy or arrangement to be provided by Buyer or the Surviving Corporation to such employee to the same extent such service was recognized under the applicable Plan immediately prior to the Closing. In addition, as of the Effective Time, Buyer and the Surviving Corporation shall assume all obligations, liabilities or commitments with respect to continued participation in health programs required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the rules and regulations promulgated thereunder (“COBRA”), for all “M&A qualified beneficiaries” (within the meaning of 26 C.F.R. § 54.4980B-9, Q&A-4).
     SECTION 6.10 Supplemental Information. Prior to Closing, the Company will supplement or amend the Disclosure Schedule with respect to any fact, matter or circumstance that the Company or the Principal Stockholder learns of and that is required to make each representation or warranty set forth in Articles III and V, respectively, accurate as of the date such supplement or amendment is made. The parties hereto agree that the furnishing of such corrected and supplemental information pursuant to this Section 6.10 shall not be deemed to amend the Disclosure Schedule (except for purposes of the conditions to the obligations of Buyer and Merger Sub set forth in Section 7.2).
     SECTION 6.11 Tax Matters.
     (a) Buyer shall be liable for all Transfer Taxes arising from the transactions contemplated by this Agreement. “Transfer Taxes” means all sales, use, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar Taxes, together with any interest thereon, penalties, fines, costs, fees or additions to tax.
     (b) The Company shall, on or before the Closing Date, deliver to Buyer a certificate pursuant to Treasury Regulations Section 1.897-2(h) stating that it is not a U.S. real property holding corporation as defined in Section 897 of the Code.
     (c) Preparation and Filing of Tax Returns. The Company and its Subsidiaries shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and any Subsidiary (a “Company Group Member”) for all periods ending on or prior to the Closing Date which are required to be filed on or after the Closing Date and shall cause all of the income of each Company Group Member, (including, without limitation, deferred items triggered into income under Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under Section 1.1502-19) to be included in the consolidated federal income Tax Return of the affiliated group of which the Company or any of its Subsidiaries is a member and any state, local or foreign unitary, combined or consolidated Tax Return. Such income Tax Returns shall be prepared in accordance with past practice and custom of the Company Group Members. Buyer shall prepare or cause to be prepared or file or cause to be filed any Tax Returns of any Company Group Member for periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”). Pursuant to Section 8.3(b), the Stockholders (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and Option Holders who have delivered an executed Option acknowledgement shall indemnify and hold the Buyer harmless for any portion of any Taxes due with respect to any Straddle Period Tax Returns computed in accordance with Section 8.3(b) (except to the extent such Taxes have been paid or deposited prior to the Closing Date or except to the extent that such Taxes are included in the calculation of Closing Date Net Working Capital) by reducing the Deferred Payment Amount on a dollar for dollar basis by such amount. Any amount deducted from the Deferred Payment Amount pursuant to the immediately preceding sentence shall be treated as being paid by the Stockholders and the Option Holders pursuant to Section 8.3 hereof for purposes of the provisions of the penultimate sentence of Section 8.5(a) hereof and for purposes of Section 8.5(c) hereof. The Stockholders’ Representative and the Principal Stockholders shall cooperate fully in connection with the preparation and filing of such Tax Returns. The Company and Buyer shall provide such Tax Returns required to be filed pursuant to this Section 6.11(c) to the Stockholders’ Representative for its review and consent, which consent shall not be unreasonably withheld.
     (d) Contest.
     (i) If a party is responsible for the payment of Taxes pursuant to Section 8.3 (the “Tax Indemnifying Party”) and the other party to this Agreement (the “Tax Indemnified Party”) receives notice of any deficiency, proposed adjustment, assessment, audit, examination, suit, dispute or other claim (a “Tax Claim”) with respect to such Taxes, the Tax Indemnified Party will promptly notify the Tax Indemnifying Party in writing of such Tax Claim, but the failure to so notify the Tax Indemnifying Party will not relieve the Tax Indemnifying Party of any liability they may have to the Tax Indemnified Party, except to the extent the Tax Indemnifying Party has suffered actual prejudice thereby.
     (ii) With respect to any Tax Claim (including a Tax Claim pending on the Closing Date which is expressly set forth on Section 6.11(d)(ii) of the Disclosure Schedule), the Tax Indemnifying Party will assume and control all proceedings taken in connection with such Tax Claim and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any applicable governmental Persons with respect thereto, and may, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, that the Tax Indemnifying Party will consult with the Tax Indemnified Party in the negotiation and settlement of any Tax Claim and the Tax Indemnifying Party will not, without the written consent of the Tax Indemnified Party, which consent shall not be unreasonably withheld, settle or compromise any Tax Claim in any manner if such settlement or compromise would have the effect of increasing the Taxes of the Tax Indemnified Party (“Indemnified Party Tax

Increase”); provided, however, that the consent of the Tax Indemnified Party will not be required if the Tax Indemnifying Party indemnifies the Tax Indemnified Party for all Losses attributable to such Indemnified Party Tax Increase; provided, further, that, to the extent that a Tax Claim relates to the Straddle Period, the Stockholders’ Representative and Buyer will jointly control all proceedings taken in connection with any such Tax Claim.
     (iii) The Tax Indemnified Party will cooperate with the Tax Indemnifying Party in contesting any Tax Claim, which cooperation will include the retention and (upon the Tax Indemnifying Party’s request) the provision to the Tax Indemnifying Party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.
     (iv) Neither party will settle or compromise a Tax Claim relating solely to Taxes of the Company or a Subsidiary for a Straddle Period without the other party’s written consent which consent shall not be unreasonably withheld.
     (v) Neither Buyer nor any Affiliate of Buyer, shall (A) amend, refile or otherwise modify, or cause or permit the Company or any Subsidiary to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the Closing Date without the prior written consent of the Stockholders’ Representative, which will not be unreasonably withheld, unless otherwise required by law or regulation.
     SECTION 6.12 Repayment of Closing Indebtedness. On or prior to the second Business Day prior to the Effective Time, the Company shall deliver to Buyer copies of payoff letters (subject to delivery of funds as arranged by Buyer), in form reasonably acceptable to Buyer and its lenders, from (i) the administrative agents under the Credit Agreements and (ii) the holders of the Junior Subordinated Promissory Notes and shall make arrangements for the release of all Liens and other security over the Company’s and its Subsidiaries’ properties and assets securing such obligations (subject to delivery of funds as arranged by Buyer). Buyer shall be responsible for payment of all fees, costs and expenses incurred in connection with the repayment of the Closing Indebtedness, including any (i) fees and expenses of Persons providing services to the Company or Buyer in respect of such repayment, including the Company’s legal counsel and (ii) fees, costs and expenses of the administrative agent and lenders and their legal counsel that the Company is obligated to pay or reimburse pursuant to the terms of the agreements evidencing the Closing Indebtedness (collectively, the “Debt Repayment Expenses”).
     SECTION 6.13 Exclusivity. From the date of this Agreement until the earlier to occur of the Closing Date or the termination of this Agreement in accordance with Article X hereof (the “Exclusive Period”), neither the Principal Stockholders, the Company nor any of its Subsidiaries will, directly or indirectly, through any Representative or other agent, take any action to solicit, initiate, seek, entertain, encourage or accept any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any third party (other than Buyer or an Affiliate thereof designated by Buyer) regarding any Third Party

Acquisition. Each of the Principal Stockholders and the Company agree that any such discussions or negotiations (other than negotiations with Buyer or an Affiliate thereof designated by Buyer) in progress as of the date of this Agreement will be immediately terminated and that in no event will the Principal Stockholder or the Company accept or enter into an agreement concerning any Third Party Acquisition during the Exclusive Period. The Company shall be responsible for any breach of this Agreement by its or the Company’s Representatives. During the Exclusive Period, the Company shall not, without the prior written consent of the Buyer, release any person or entity from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.
     SECTION 6.14 Fannan Litigation.
     (a) Expenses and Payments. Upon final settlement of the Fannan Litigation, including final approval by a court of such settlement by a court of competent jurisdiction) or final determination by a court of competent jurisdiction of the Fannan Litigation and final payment of all of the Fannan Litigation Expenses, the Company shall promptly pay to the Paying Agent an amount equal to seven hundred thousand dollars ($700,000) less the Fannan Litigation Expenses for distribution to Stockholders and Option Holders in accordance with this Agreement. To the extent such number is a negative number, the Company shall not be obligated to make any payment and the Stockholders (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and Option Holders who have delivered an executed Option Acknowledgement shall indemnify the Buyer Indemnified Parties for such negative amount in accordance with Section 8.1(b)(ii).
     (b) Control of Litigation. The Stockholders’ Representative and/or the Principal Stockholders shall have the right to negotiate, compromise and settle the Fannan Litigation on behalf of the Company, provided, however, that if any settlement of the Fannan Litigation involves an injunction or other equitable relief, or, if, in the reasonable discretion of the Buyer, the settlement could reasonably be expected to have an adverse impact on the Company’s or its Subsidiaries’ ongoing business operations and profitability (excluding the payment of the Fannan Litigation Expenses), then the Stockholders’ Representative and/or the Principal Stockholders must receive the prior written consent of the Buyer prior to entering into such settlement. Following the Closing, the Buyer shall retain the right to employ its own counsel and to participate in the negotiation and settlement of the Fannan Litigation. From the Closing Date until the final settlement or adjudication of the Fannan Litigation, the Buyer and the Surviving Corporation shall provide the Stockholders’ Representative reasonable access to Representatives of the Surviving Corporation and the Surviving Corporation’s books, records and personnel reasonably necessary to negotiate, compromise and settle the Fannan litigation and otherwise agree to reasonably cooperate with the Stockholders’ Representative in helping to negotiate, compromise and settle the Fannan Litigation, provided, however, that any out-of-pocket expenses incurred by the Surviving Corporation in providing such reasonable cooperation shall be deemed Fannan Litigation Expenses for purposes hereof. The Company (including following the Effective Time the Surviving Corporation) shall implement and take the actions set forth in that certain Stipulation of Settlement executed on or about October 31, 2007 with regard to the Fannan Litigation, provided, however, that any amendment of such Stipulation of Settlement that involves an injunction or other equitable relief, or, if, in the reasonable discretion of the Buyer, the amendment could reasonably be expected to have an adverse impact on the Company’s or its Subsidiaries’ ongoing business operations and profitability (excluding the payment of the Fannan Litigation Expenses), then the Stockholders’ Representative and/or the Stockholders must receive the prior written consent of the Buyer prior to entering into such amendment.
     SECTION 6.15 Foreign Subsidiaries. Following the Closing, the Buyer and Surviving Corporation agree to use commercially reasonable efforts to, as soon as reasonably practicable, dissolve each of Technisource (Mauritius) Limited and Technisource Technology Consulting Private, Limited (together, the “Foreign Subsidiaries”)
ARTICLE VII
Conditions Precedent
     SECTION 7.1 Conditions Precedent to Obligations of Each Party. The respective obligations of each party hereto to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of each of the following conditions precedent:
     (a) Approvals. All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would reasonably be expected to have a Company Material Adverse Effect, as the case may be, assuming the Merger had taken place, shall be in effect.
     (b) No Restrictions. No statute, rule, regulation, judgment, writ, decree, order or injunction shall have been promulgated, enacted, entered or enforced, and no other action shall have been taken, by any Governmental Entity that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger or would reasonably be expected to result in a Company Material Adverse Effect (each party agreeing to use its commercially reasonable efforts to avoid the effect of any statute, rule, regulation, judgment, decree or injunction).
     (c) No Litigation or Injunction. There shall not be instituted or pending any suit, action or proceeding by any Governmental Entity or any Stockholder or Option Holder relating to this Agreement or any of the agreements contemplated hereby or any of the transactions contemplated herein.
     (d) Stockholder Approval. The Merger shall have been duly approved by holders of the Company’s capital stock as required by the Company’s certificate of incorporation and the DGCL.
     SECTION 7.2 Conditions Precedent to Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of each of the following conditions precedent:

     (a) Representations and Warranties; Performance of Obligations. Each of the Company’s representations and warranties contained in Article III (without giving effect to any “material”, “materiality” or “Company Material Adverse Effect” qualification on such representations and warranties) shall be true and correct on and as of the Closing (after giving effect to any amended or updated Disclosure Schedules delivered pursuant to Section 6.10) with the same effect as though such representations and warranties were made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be as of such earlier date, except where the failure to be true and correct individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. The Company shall have performed in all material respects and complied in all material respects with all agreements and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing Date. Buyer shall have received a certificate dated the Closing Date and signed by an authorized officer of the Company, certifying that the conditions specified in this Section 7.2(a) have been satisfied.
     (b) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.
     (c) Dissenting Shares. No more than five percent of the Shares outstanding on the date hereof shall be Dissenting Shares and no more than five percent of the Series A Preferred Stock outstanding on the date hereof shall be Dissenting Shares.
     (d) Annex and Certificate Delivery. The Company shall have delivered to Buyer each of the Closing Indebtedness Annex, the Transaction Expenses Annex, and the Capital Structure Certificate.
     (e) Director and Officer Resignations. The Company shall have delivered to Buyer a resignation from each member of the Board of Directors or comparable body for each Subsidiary of the Company and each officer of the Company and each of its Subsidiaries, unless specified by Buyer no later than three Business Days prior to Closing.
     (f) Termination of Agreements. The Company shall have delivered to Buyer evidence reasonably satisfactory to Buyer of the termination of the agreements listed on Section 7.2(f) of the Disclosure Schedule.
     (g) Third Party Consents. The Company and the Subsidiaries shall have obtained at their own expense (and shall have provided copies thereof to Buyer) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices set forth on Section 7.2(g) of the Disclosure Schedule.
     (h) Other Documentation. The Company shall have delivered to Buyer the following:
     (i) Certificates of good standing from appropriate authorities as to (A) the corporate good standing of the Company and each of its Subsidiaries in the State of Delaware and the other jurisdictions listed in Section 3.1 of the Disclosure Schedules in which the Company or any of its Subsidiaries is required to be qualified as a foreign corporation, and (B) the payment by the Company of all required franchise, income or similar taxes in the State of Delaware, each certified as the most recent practicable date prior to the Closing;
     (ii) The Certificate of Merger executed by the Company;
     (iii) Invoices relating to the Transaction Expenses;
     (iv) A fully executed release in the form of Exhibit C from each Representative of any Stockholder who has served on the Company’s Board of Directors prior to the Closing Date (cumulatively, the “Releases”;
     (v) A certificate of the secretary of the Company, given by such officer on behalf of the Company and not in such officer’s individual capacity, certifying as to the bylaws of the Company, the resolutions of the board of directors of the Company authorizing this Agreement and all other documents related thereto and the incumbency of the officers signing all such agreements;
     (vi) An opinion of counsel to the Company and counsel to the Principal Stockholders and Stockholders’ Representative in the form of Exhibit D; and
     (vii) A copy of Option Acknowledgements signed by Option Holders holding Options exercisable for no less than 60% of the Shares into which all outstanding Options are exercisable as of the date hereof.
     SECTION 7.3 Conditions Precedent to Obligations of the Company and the Principal Stockholder. The obligations of the Company and the Principal Stockholder to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of each of the following conditions precedent:
     (a) Performance of Obligations; Representations and Warranties. Each of Buyer’s and Merger Sub’s representations and warranties contained in Article IV of this Agreement (without giving effect to any “material”, “materiality” or “Buyer Material Adverse Effect” qualification on such representations and warranties) shall be true and correct on and as of the Closing with the same effect as though such representations and warranties were made on and as of the Closing, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be as of such earlier date, except where the failure to be true and correct individually or in the aggregate would not reasonably be expected to have a Buyer Material Adverse Effect. Buyer and Merger Sub shall have performed in all material respects and complied in all material respects with all agreements and conditions contained in this Agreement that are required to be performed or complied with by them prior to or at the Closing. The Company shall have received a certificate dated the Closing Date and signed by an authorized officer of Buyer, certifying that the conditions specified in this Section 7.3(a) have been satisfied.
     (b) Closing Payments. Buyer shall have made (or caused to have been made) the payments required pursuant to Sections 2.5.

ARTICLE VIII
Indemnification
     SECTION 8.1 Indemnification by Stockholders and Option Holders.
     (a) Following the Closing, each Stockholder (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and each Option Holder who delivers an executed Option Acknowledgement shall, jointly and severally to the extent of the General Indemnity Amount and severally and not jointly in accordance with the last paragraph of this Section 8.1(a) to the extent in excess of the General Indemnity Amount or in the case of any claim made following the Deferred Payment Date, indemnify and hold harmless Buyer, the Surviving Corporation and their respective officers, directors and Affiliates (each a “Buyer Indemnified Party” and, together, the “Buyer Indemnified Parties”) against all claims, losses, liabilities, damages, deficiencies, obligations, suits, proceedings, assessments, costs and expenses, including reasonable attorneys’ fees and expenses (individually a “Loss” and, collectively, “Losses”) incurred by the Buyer Indemnified Parties to the extent resulting or arising from:
     (i) any breach of any representation or warranty of the Company contained in this Agreement or any certificate delivered pursuant hereto; or
     (ii) any breach of or failure to perform any covenant of the Company, contained in this Agreement or any certificate delivered pursuant hereto.
Subject to Section 8.5, to the extent any indemnity owed pursuant to this Section 8.1(a) is in excess of the General Indemnity Amount (less any amounts previously paid pursuant to Section 8.1(a) or 8.3) or arises from a claim made after the Deferred Payment Date, each Stockholder (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and each Option Holder who delivers an executed Option Acknowledgement shall be severally and not jointly liable in an amount up to (i) the amount by which the indemnity claim exceeds the General Indemnity Amount (less any amounts previously paid pursuant to Section 8.1(a) or 8.3) (or if the indemnity claim arises from a claim made after the Deferred Payment Date, the amount of the full indemnity claim) multiplied by (ii) the quotient obtained by dividing (x) the aggregate transaction consideration received by such Stockholder or Option Holder (including, without limitation, the amount received by such Person on account of the redemption of any Series A Preferred Stock and the repayment of any Indebtedness owed to such Person and, in each case, contemplated to be paid in this Agreement) by (y) the aggregate transaction consideration received by all such Stockholders (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and Option Holders who have delivered an executed Option Acknowledgement (including, without limitation, the amounts received by all such Persons on account of the redemption of any Series A Preferred Stock and the repayment of any Indebtedness owed to such Persons, and, in each case, contemplated to be paid in this Agreement). For purposes of this Section 8.1(a), the Principal Stockholders shall be deemed to be one Stockholder and shall therefore be jointly and severally liable as to each other for any obligation which a Principal Stockholder may have under this Section 8.1(a).

(b) Following the Closing,
     (i) each Principal Stockholder shall jointly and severally indemnify and hold harmless the Buyer Indemnified Parties against all Losses incurred by the Buyer Indemnified Parties to the extent resulting or arising from:
          (A) any breach of any representation or warranty of a Principal Stockholder or the Stockholders’ Representative contained in this Agreement or any certificate delivered pursuant hereto (including, without limitation the Letters of Transmittal executed by the Principal Stockholders); and
          (B) any breach of or failure to perform any covenant of a Principal Stockholder or the Stockholders’ Representative, contained in this Agreement or any certificate delivered pursuant hereto (including, without limitation the Letters of Transmittal executed by the Principal Stockholders)
     (ii) each Stockholder (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and Option Holder who delivers an executed Option Acknowledgement shall jointly and severally indemnify and hold harmless the Buyer Indemnified Parties against all Losses incurred by the Buyer Indemnified Parties to the extent resulting or arising from any Fannan Litigation Expenses in excess of $700,000 (or such other amount as shall be reserved for the Fannan Litigation Expenses on the Closing Balance Sheet).
     (c) Following the Closing, each Stockholder (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) shall severally and not jointly indemnify and hold harmless the Buyer Indemnified Parties against all Losses incurred by the Buyer Indemnified Parties to the extent resulting or arising from:
     (i) any breach of any representation or warranty of such Stockholder contained in its Letter of Transmittal; and
     (ii) any breach of or failure to perform any covenant of such Stockholder contained in its Letter of Transmittal.

     SECTION 8.2 Indemnification by Buyer and the Surviving Corporation. Following the Closing, Buyer and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each Stockholder (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II), each Option Holder who delivers an executed Options Acknowledgement, and their respective officers, directors and Affiliates (the “Seller Indemnified Parties”) against all Losses incurred by the Seller Indemnified Parties to the extent arising from:
     (i) any breach of any representation or warranty of the Buyer or Merger Sub contained in this Agreement or any certificate delivered pursuant hereto; or
     (ii) any breach of any covenant of the Buyer or Merger Sub prior to the Closing, or of the Surviving Corporation after the Closing, in each case contained in this Agreement or any certificate delivered pursuant hereto.
     SECTION 8.3 Tax Indemnity.
     (a) Following the Closing, each Stockholder (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and each Option Holder who delivers an executed Option Acknowledgement shall, severally and not jointly, indemnify and hold harmless the Buyer Indemnified Parties from and against and shall reimburse each Buyer Indemnified Party for, any and all Taxes or other expenses (including, without limitation, reasonable expenses or investigation and reasonable attorneys’ and accountants’ fees and expenses in connection with any action, suit or proceeding) actually incurred, suffered or accrued at any time by any Buyer Indemnified Party arising out of or attributable to any liability for the Taxes of Company and each of its Subsidiaries (including, without limitation, any liability for Taxes resulting from Company or one of its Subsidiaries having agreed to act as an indemnitor for the Taxes of another Person) for any period ending on or before the Closing Date and the portion of any Straddle Period commencing before the Closing Date and ending on the Closing Date and (ii) all liabilities of the Company and each of its Subsidiaries as a result of the applicability of Treas. Reg. Section 1.1502-6 or otherwise for Taxes of any other corporation affiliated with the Company or any Subsidiary on or prior to the Closing Date, provided that the Stockholders and Option Holders shall not be required to indemnify the Buyer Indemnified Parties pursuant to this Section 8.3(a) to the extent of the amount of Taxes taken into account as current liabilities in the calculation of Closing Date Net Working Capital. For purposes of this Section 8.3, the Principal Stockholders shall be deemed to be one Stockholder and shall therefore be jointly and severally liable as to each other for any obligation which a Principal Stockholder may have under this Section 8.3(a).
     (b) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the Closing Date shall be, (A) in the case of Taxes other than property Taxes determined under the closing of the books method and (B) in the case of property Taxes imposed on a periodic basis with respect to the assets of the Company or its Subsidiaries, deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes with respect to such periods under the relevant Tax law) (or in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph (b). In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 8.3(b) shall be computed by reference to the level of such items on the Closing Date.

With respect to any Tax for which indemnification is provided under this Agreement, the amount of any such indemnity payment shall be increased so that after the payment of any Tax on any indemnification payment the indemnity payment equals the amount of the indemnification under this Section 8.3 incurred by the indemnified party under this Section 8.3. The parties agree to treat any payments under this Section 8.3 as an adjustment to the Aggregate Merger Consideration.
     SECTION 8.4 Indemnification Procedures.
     (a) If any party (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under this Article VIII (other than a Tax Claim contest, provisions for which are provided for pursuant to Section 6.11(d) hereof) (a “Third Party Claim”) and such Indemnified Party intends to seek indemnity pursuant to this Article VIII, the Indemnified Party shall promptly provide the party or parties from which indemnification is sought hereunder (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except if and to the extent that the Indemnifying Party is actually prejudiced thereby (except that the Indemnifying Party shall not be liable for any expenses incurred during the period prior to the Indemnified Party giving such notice). The Indemnifying Party shall be entitled to participate in the defense of a Third Party Claim and, to the extent that it wishes, to assume the defense of a Third Party Claim, if (i) within 15 days from receipt of any such notice of a Third Party Claim, the Indemnifying Party provides written notice to the Indemnified Party that the Indemnifying Party intends to undertake such defense and (ii) if the Indemnifying Party is a party to the Third Party Claim, the Indemnifying Party has not determined in good faith that joint representation would be inappropriate because of a conflict in interest. The Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by the Indemnified Party in its sole discretion) in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party; provided, however, that if, in the good faith determination of the Indemnified Party’s counsel, representation by the Indemnifying Party’s counsel may present a conflict of interest, the Indemnified Party shall be entitled to participate in the defense thereof with counsel of its own choice at the expense of the Indemnifying Party. The Indemnified Party shall fully assist and cooperate with the Indemnifying Party and its counsel in the defense or compromise of such claim or demand. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. If the Indemnifying Party assumes the defense of a Third Party Claim, no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent (which shall not be unreasonably withheld or delayed). If, however, the Indemnifying Party elects not to assume the defense of a Third Party Claim, no compromise or settlement of such claims may be effected by the Indemnified Party without the Indemnifying Party’s consent (which shall not be unreasonably withheld or delayed).

     (b) If an Indemnified Party shall have a claim to be indemnified by an Indemnifying Party under this Agreement which does not involve a Third Party Claim, the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature, the amount thereof, to the extent known, and the basis for indemnification sought. The Indemnifying Party will have 30 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.
     SECTION 8.5 Limitations on Indemnification.
     (a) Notwithstanding anything in this Agreement to the contrary, the Stockholders and Option Holders shall not have any liability under Section 8.1(a)(i) unless the aggregate liability for Losses (other than Losses resulting from or arising out of breaches of the representations and warranties contained in Section 3.1 [Organization, Standing and Power], Section 3.2 [Authority; Approvals], Section 3.3 [Capitalization; Equity Interests], Section 3.9 [Environmental Matters], Section 3.13 [Tax Matters], Subsections (b) through (n) of Section 3.14 [Labor Relations; Employees] and Section 3.16 [Brokers] (collectively, the “Fundamental Representations”) suffered by the Buyer Indemnified Parties thereunder exceeds $325,000 (the “Basket Amount”). Once the Basket Amount is exceeded, the Stockholders and Option Holders shall not have any liability under Section 8.1(a)(i) (other than for Losses resulting from or arising out of breaches of the Fundamental Representations) until the aggregate of Losses in excess of the Basket Amount exceeds $100,000 (the “Tipping Basket Amount”), in which event the Stockholders and Option Holders shall be liable for all of the Losses in excess of the Basket Amount including the Tipping Basket Amount. Notwithstanding anything in this Agreement to the contrary, (i) the aggregate liability of the Stockholders and Option Holders for Losses arising under Section 8.3 or under Section 8.1(a)(i) which result from or arise out of breaches of the Fundamental Representations shall not exceed the General Indemnity Amount plus $10,000,000 less any amounts paid by a Stockholder or Option Holder or deducted from the Deferred Payment Amount to cover indemnification claims by a Buyer Indemnified Party, (ii) the aggregate liability of the Stockholders and Option Holders for Losses arising under Section 8.3 or under Section 8.1(a)(i) which result from or arise out of breaches of the Fundamental Representations which are made after the Deferred Payment Date shall not exceed $10,000,000 less any amounts paid by a Stockholder or Option Holder or deducted from the Deferred Payment Amount to cover indemnification claims by a Buyer Indemnified Party and (iii) the aggregate liability of the Stockholders and Option Holders under Section 8.1(a)(i), except as set forth in (i) and (ii) above, shall not exceed the General Indemnity Amount less any amounts paid by a Stockholder or Option Holder or deducted from the Deferred Payment Amount to cover indemnification claims by a Buyer Indemnified Party. Notwithstanding the immediately preceding sentence, to the extent the liability for Losses under Section 8.1(a)(i) arises as a result of a breach of a representation or warranty of the Company contained in this Agreement with respect to a Foreign Subsidiary (other than a Fundamental Representation), and such Losses occur at any time between the Deferred Payment Date and the date that is the three (3) year anniversary of the Closing Date, the aggregate liability of the Stockholders and Option Holders with respect to such claims shall not exceed the lesser of (x) $1,500,000 and (y) the General Indemnity Amount less the aggregate amounts paid by a Stockholder or Option Holder or deducted from the Deferred Payment Amount to cover indemnification claims by a Buyer Indemnified Party. Notwithstanding anything in this Agreement to the contrary, the Stockholders and Option Holders shall not be responsible for indemnifiable Losses suffered by the Buyer Indemnified Parties to the extent reserved or provided for on the Closing Balance Sheet.
     (b) Notwithstanding anything in this Agreement to the contrary, the Buyer and the Surviving Corporation shall not have any liability under Section 8.2(a)(i) unless the aggregate liability for Losses (other than Losses resulting from or arising out of breaches of the representations and warranties contained in Section 4.1 [Organization, Power and Authority], Section 4.2 [Authority; Approvals] and Section 4.5 [Brokers]) suffered by the Seller Indemnified Parties thereunder exceeds the Basket Amount. Once the Basket Amount is exceeded, the Buyer and the Surviving Corporation shall not have any liability under Section 8.1(a)(i) (other than Losses resulting from or arising out of breaches of the representations and warranties contained in Section 4.1 [Organization, Power and Authority], Section 4.2 [Authority; Approvals] and Section 4.5 [Brokers]) until the aggregate of Losses in excess of the Basket Amount exceeds the Tipping Basket Amount, in which event the Buyer and the Surviving Corporation shall be liable for all of the Losses in excess of the Basket Amount including the Tipping Basket Amount. Notwithstanding anything in this Agreement to the contrary, the aggregate liability of the Buyer and the Surviving Corporation under Section 8.2(a)(i) shall not exceed the General Indemnity Amount other than (i) Losses resulting from or arising out of breaches of the representations and warranties contained in Section 4.1 [Organization, Power and Authority], Section 4.2 [Authority; Approvals] and Section 4.5 [Brokers] for which the aggregate liability of the Buyer and the Surviving Corporation under Section 8.2(a)(i) shall not exceed the General Indemnity Amount plus $10,000,000 less any amounts paid by the Buyer or the Surviving Corporation to cover indemnification claims by a Seller Indemnified Party hereunder and (ii) Losses arising after the Deferred Payment Date for which the aggregate liability of the Buyer and the Surviving Corporation under Section 8.2(a)(i) shall not exceed $10,000,000 less any indemnification payments made by the Buyer or the Surviving Corporation pursuant to Section 8.2(a)(i) in excess of the General Indemnity Amount.
     (c) The amount of any Losses that any Buyer Indemnified Party is entitled to receive pursuant to Sections 8.1 and 8.3 shall be reduced to reflect any Tax Benefit (as defined below) realized, in the year in which the indemnity payment is required to be made or in any prior year, by the Buyer, the Surviving Corporation or any of any Subsidiary of the Surviving Corporation. To the extent that the claim with respect to which an indemnity obligation arises has not given rise to a Tax Benefit in a prior year or in the year in which the indemnity payment is to be made, but gives rise to a Tax Benefit in a later year, the Buyer Indemnified Party shall pay to the Indemnifying Party the amount of such Tax Benefit when, as and if such Tax Benefit is realized. For purposes of this Agreement, “Tax Benefit” means any deduction, amortization, exclusion from income or other allowance that actually reduces in cash the amount of Tax the Buyer, the Surviving Corporation or any of any Subsidiary of the Surviving Corporation would have been required to pay (or actually increases in cash the amount of Tax refund to which Buyer, the Surviving Corporation or any of any Subsidiary of the Surviving Corporation would have been entitled) in the absence of the item giving rise to the indemnity claim. For purposes hereof, a Tax Benefit shall only be deemed realized in any tax year when and to the extent a Tax saving or Tax refund is actually received with respect to the item giving rise to the indemnity claim. For purposes of determining the amount of any payment due to the Indemnifying Party pursuant to this Section 8.5(b), Buyer, the Surviving Corporation or any of any Subsidiary of the Surviving Corporation shall be deemed to use all other deductions, amortizations, exclusions from income or other allowances of the Surviving Corporation or any of any Subsidiary of the Surviving Corporation (to the extent that such deductions, amortizations, exclusions from income or other allowances are entitled to be used under applicable Tax law) prior to the use of any Tax Benefits in respect of which Buyer is obligated to pay the Indemnifying Party hereunder.
     (d) The amount of any Losses that any Indemnified Party is entitled to receive pursuant to this Article VIII shall be reduced by any related recoveries to which the Indemnified Party actually receives under applicable insurance policies or from any other Person alleged to be responsible for any such Losses. If an Indemnified Party actually receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any previously unpaid or unreimbursed expenses incurred by such Indemnified Party in collecting such amount. At the Indemnifying Party’s request, the Indemnified Party (at the Indemnifying Party’s expense) shall use commercially reasonable efforts to collect any amounts available under such insurance coverage or from such other party alleged to have responsibility therefor, provided, however, no Indemnified Party shall be required to commence or pursue any litigation, arbitration or other proceeding to collect thereon. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses and the Indemnified Party could have recovered all or a part of such Losses from a third party based on the underlying claim asserted against the Indemnifying Party, at the request of the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against such third party as are necessary to permit the Indemnifying Party to recover from such third party the amount of such indemnification payment.
     (e) The parties hereto intend and agree that, notwithstanding anything to the contrary set forth herein, Buyer’s and the other Buyer Indemnified Parties’ sole recourse against such Stockholders and Option Holders for any claim with respect to a breach of this Agreement shall be governed by, and subject to the terms and provisions of, this Article VIII and Section 2.8 other than on account of fraud or intentional misrepresentation. Any amounts owing to a Buyer Indemnified Party pursuant to this Article VIII shall (i) first be paid through a dollar for dollar reduction in the amount of the Deferred Payment Amount and (ii) second be paid by the Stockholders and the Option Holders in accordance with the terms hereof, provided, however, that any amounts owed under Section 8.1(a)(i) (other than with respect to the Fundamental Representations and the penultimate sentence of Section 8.5(a)) shall be payable solely through a dollar for dollar reduction in the amount of the Deferred Payment Amount.

     (f) Notwithstanding anything to the contrary contained herein, no party hereto shall be liable to any other party hereto (including its respective heirs, legal representatives, successors or assigns, as the case may be, hereunder) for any consequential, indirect, special or punitive damages pursuant to this Article VIII (other than with respect to claims of, or causes of action arising from, fraud or intentional misrepresentation), whether for breach of representation or warranty or of covenant or other agreement or any obligation arising therefrom or otherwise, whether liability is asserted in contract or tort (including negligence and strict product liability) and regardless of whether such party has been advised of the possibility of any such loss or damage. Each party hereto hereby waives any claims that these exclusions deprive such party of an adequate remedy.
     (g) Each party hereto acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all claims relating to this Agreement and the transactions contemplated hereby (other than claims of, or causes of action arising from, fraud or intentional misrepresentation) shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each party hereto hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or intentional misrepresentation) that it may have against any other party hereto or any other party’s Affiliates arising under or based upon this Agreement or the transactions contemplated hereby (except pursuant to the indemnification provisions set forth in this Article VIII or for specific performance or other equitable remedies).
     (h) Following the Closing, the Stockholders and Option Holders expressly waive any right of indemnity and contribution from the Company, its Subsidiaries or their successors or assigns (including the Surviving Corporation, Buyer and Merger Sub) in connection with any indemnity claims made by the Buyer or Merger Sub against the Stockholders or Option Holders pursuant to this Article VIII or claims made by the Buyer or Merger Sub against the Stockholders or Option Holders for fraud or intentional misrepresentation.
     (i) For purposes of Article VIII, including the calculation of Losses and determination of the inaccuracy or breach subject to indemnification pursuant to Article VIII, the representations, warranties, covenants and agreements of Buyer, Principal Stockholders, Stockholders Representative and the Company contained in this Agreement and the certificates delivered pursuant hereto, shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including, without limitation, the word “material”) or Material Adverse Effect.
     SECTION 8.6 Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement shall survive the Closing solely for purposes of Sections 8.1 and 8.2 and shall terminate at the close of business on the Deferred Payment Date, provided, however, that (i) the representations and warranties under Section 3.1 [Organization, Standing and Power], Section 3.2 [Authority; Approvals], Section 3.3 [Capitalization; Equity Interests], Section 3.16 [Brokers], Section 4.1 [Organization, Power and Authority], Section 4.2 [Authority; Approvals] and Section 4.5 [Brokers] which shall last indefinitely and Section 3.9 [Environmental Matters], Section 3.13 [Tax Matters] and Subsections (b) through (n) of Section 3.14 [Labor Relations; Employees] shall terminate at the close of business five years following the Closing and (ii) inasmuch as the representations and warranties are not listed in 8.6(i) above and are made with regard to a Foreign Subsidiary, such representations and warranties shall terminate at the close of business three years following the Closing. The agreements contained in Article II, Article VI, Article IX, Article XI and Article XII shall survive the Closing solely for purposes of Sections 8.1 and 8.2 and shall survive indefinitely (except to the extent that a shorter period of time is explicitly specified therein). The provisions of Section 8.3 shall survive the Closing and shall terminate at the close of business five years following the Closing. No party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof. Notwithstanding anything to the contrary contained herein, if written notice of a claim has been given by an Indemnified Party to the Indemnifying Party in accordance with the provisions hereof and prior to the termination of the applicable representation, warranty, covenant or agreement, then the relevant representations, warranties, covenants and agreements shall survive as to such claim until the claim has been finally resolved.
ARTICLE IX
Stockholders’ Representative
     SECTION 9.1 Stockholders’ Representative.
     (a) Appointment. Each Stockholder (other than a holder of Dissenting Shares) and each Option Holder who executes and delivers an Option Acknowledgement, as the case may be, constitutes and appoints Stockholders’ Representative to act as such Person’s representative under this Agreement, with full authority to act on behalf of, and to bind, each such Person for purposes of this Agreement, and Stockholders’ Representative hereby accepts such appointment. Stockholders’ Representative shall have full power and authority to represent all of such holders and their successors with respect to all matters arising under this Agreement and all actions taken by Stockholders’ Representative hereunder and thereunder shall be binding upon all such holders and their successors as if expressly confirmed and ratified in writing by each of them. Stockholders’ Representative shall take any and all actions that it believes are necessary or appropriate under this Agreement for and on behalf of such holders, as fully as if such holders were acting on their own behalf, including dealing with Buyer and the Paying Agent under this Agreement with respect to all matters arising under this Agreement, taking any and all other actions specified in or contemplated by this Agreement, and engaging counsel, accountants or other Stockholders’ Representatives, in connection with the foregoing matters. Without limiting the generality of the foregoing, Stockholders’ Representative shall have full power and authority to effect and interpret all the terms and provisions of this Agreement (including the determination of the Adjustment Amount, the prosecution, defense or settlement of any claims for indemnification under Article VIII and the authorization of disbursements and payments in accordance with Section 9.2) and to consent to any amendment hereof or thereof on behalf of all such holders and their successors. Buyer and the Surviving Corporation may conclusively and absolutely rely, without inquiry of any Stockholder or Option Holder, upon any written decision, act, consent or instruction of Stockholders’ Representative. Buyer and the Surviving Corporation are each hereby relieved from any liability to any Person for any acts done by it in accordance with such written decision, act, consent or instruction of Stockholders’ Representative. Any notice or communication delivered by Buyer, Merger Sub or the Surviving Corporation to Stockholders’ Representative shall, as between Buyer, Merger Sub and the

Surviving Corporation, on the one hand, and the Stockholders and Option Holders, on the other, be deemed to have been delivered to all Stockholders and Option Holders. Buyer, Merger Sub and the Surviving Corporation shall be entitled to rely exclusively upon any communications or writings given or executed by Stockholders’ Representative in connection with any claims for indemnity and shall not be liable in any manner whatsoever for any action taken or not taken in reliance upon the actions taken or not taken or communications or writings given or executed by Stockholders’ Representative. Buyer, Merger Sub and the Surviving Corporation shall be entitled to disregard any notices or communications given or made by any Stockholders and Option Holders in connection with any claims for indemnity unless given or made through Stockholders’ Representative.
     (b) Indemnification of Stockholders’ Representative. Stockholders’ Representative may act upon any instrument or other writing believed by Stockholders’ Representative in good faith to be genuine and to be signed or presented by the proper Person and shall not be liable in connection with the performance by it of its duties pursuant to the provisions of this Agreement, except for its own willful default or gross negligence. Stockholders’ Representative shall be, and hereby is, indemnified and held harmless, jointly and severally, by each Stockholder (other than a holder of Dissenting Shares), and each Option Holder who executes and delivers an Option Acknowledgement, as the case may be, from all losses, costs and expenses (including attorneys’ fees) that may be incurred by Stockholders’ Representative as a result of Stockholders’ Representative’s performance of its duties under this Agreement; provided that Stockholders’ Representative shall not be entitled to indemnification for losses, costs or expenses that result from any action taken or omitted by Stockholders’ Representative as a result of its own willful default or gross negligence. Any amounts owed to the Stockholders’ Representative hereunder shall be paid to the Stockholders’ Representative by the Paying Agent from any Deferred Payment Amount or Adjustment Amount received by the Paying Agent for subsequent payment to the Stockholders and Option Holders in accordance with the terms hereof.
     (c) Reasonable Reliance. In the performance of its duties hereunder, Stockholders’ Representative shall be entitled to rely upon any document or instrument reasonably believed by it to be genuine, accurate as to content and signed by any Stockholder (other than a holder of Dissenting Shares) or Option Holder who executes and delivers an Option Acknowledgement, as the case may be, or Buyer. Stockholders’ Representative may assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.
     (d) Attorney-in-Fact.
     (i) Stockholders’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Stockholder (other than a holder of Dissenting Shares), and each Option Holder who executes and delivers an Option Acknowledgement, as the case may be, with full power in their name and on their behalf to act according to the terms of this Agreement in the absolute discretion of Stockholders’ Representative; and in general to do all things and to perform all acts including, without limitation, executing and delivering any other agreements, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with this Agreement. Such appointment shall be deemed to be a power coupled with an interest.

     (ii) This power of attorney and all authority hereby conferred is granted and shall be irrevocable, subject to replacement of Stockholders’ Representative pursuant to Section 9.1(f), and shall not be terminated by any act of any Stockholder (other than a holder of Dissenting Shares), or any Option Holder who executes and delivers an Option Acknowledgement, as the case may be, by operation of Law, whether by such holder’s death, disability, protective supervision or any other event. Without limitation to the foregoing, this power of attorney is to ensure the performance of a special obligation and, accordingly, each Stockholder (other than a holder of Dissenting Shares) and each Option Holder who executes and delivers an Option Acknowledgement, as the case may be, hereby renounces its, his or her right to renounce this power of attorney unilaterally.
     (iii) Each Stockholder (other than a holder of Dissenting Shares) and each Option Holder who executes and delivers an Option Acknowledgement, as the case may be, waives any and all defenses that may be available to contest, negate or disaffirm the action of Stockholders’ Representative taken in good faith under this Agreement.
     (iv) Notwithstanding the power of attorney granted in this Section 9.1, no agreement, instrument, acknowledgement or other act or document shall be ineffective by reason only of a Stockholder (other than a holder of Dissenting Shares) or an Option Holder who executes and delivers an Option Acknowledgement, as the case may be, having signed or given such act or document directly instead of Stockholders’ Representative.
     (e) Liability. If Stockholders’ Representative is required to determine the occurrence of any event or contingency, Stockholders’ Representative shall, in making such determination, be liable to each Stockholder (other than a holder of Dissenting Shares), and each Option Holder who executes and delivers an Option Acknowledgement, as the case may be, only for Stockholders’ Representative’s proven bad faith as determined in light of all the circumstances, including the time and facilities available to it in the ordinary conduct of business. In determining the occurrence of any such event or contingency, Stockholders’ Representative may request from any Stockholder (other than a holder of Dissenting Shares), or Option Holder who executes and delivers an Option Acknowledgement, as the case may be, or any other Person such reasonable additional evidence as Stockholders’ Representative in its sole discretion may deem necessary to determine any fact relating to the occurrence of such event or contingency, and may at any time inquire of and consult with others, including any Stockholder (other than a holder of Dissenting Shares) or Option Holder who executes and delivers an Option Acknowledgement, as the case may be, and Stockholders’ Representative shall not be liable to any such holder for any damages resulting from its delay in acting hereunder pending its receipt and examination of additional evidence requested by it.

     (f) Successor Representatives. Stockholders’ Representative shall designate one or more Persons to serve as successor Stockholders’ Representative in the event of its death, incapacity, bankruptcy or dissolution, which Person or Persons shall in such event succeed to and become vested with all the rights, powers, privileges and duties of Stockholders’ Representative under this Agreement. Each successor Stockholders’ Representative shall designate one or more successors to serve as Stockholders’ Representative in the event of such successor Stockholders’ Representative’s death, incapacity, bankruptcy or dissolution.
     SECTION 9.2 Certain Disbursements from the Paying Agent of amounts relating to Deferred Payment and Adjustment Amounts.
     (a) In the event that a Stockholder or Option Holder is jointly and severally liable for the payment of any Adjustment Amount under Section 2.3 or for indemnification under Section 6.14(a) or Article VIII and such Person has not paid or contributed (either directly or indirectly through a reduction in the Deferred Payment Amount that such Person would otherwise be entitled) with respect to such matter an amount (such Person’s “Pro Rata Amount”) equal to the product of (i) the aggregate amount owed by all Stockholders and Option Holders with respect to such matter and (ii) the quotient obtained by dividing (x) the portion of the Aggregate Merger Consideration entitled to be received by such Person hereunder with respect to such Person’s Shares and Options by (y) the Aggregate Merger Consideration to be received in respect of all outstanding Shares and Options, the Stockholder’s Representative may instruct the Paying Agent not to pay to such Person from any Adjustment Amount or Deferred Payment Amount received by the Paying Agent from the Buyer hereunder up to an amount equal to (1) such Person’s Pro Rata Amount with respect to such matter minus (2) the amount such Person paid or contributed (either directly or indirectly through a reduction in the Deferred Payment Amount that such Person would otherwise be entitled) with respect to such matter, and instead pay over such amount to such other Stockholders and Option Holders on a pro rata basis to the extent any such Persons paid more than such Person’s pro rata share based on the formula set forth in the immediately preceding sentence with respect to such matter.
     (b) In the event that a Stockholder or Option Holder is obligated to make an indemnification payment under Section 8.1(c) to a Buyer Indemnified Party and the Buyer elects to reduce the amount of the Deferred Payment Amount that would otherwise have been payable, any such reduction shall only reduce the amount that would otherwise have been payable to such Stockholder or Option Holder, as the case may be, from the Deferred Payment Amount and not reduce the amount that would otherwise be payable to the other Stockholders and Option Holders.
ARTICLE X
Termination
     SECTION 10.1 Termination by Mutual Consent. This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, by mutual written consent of the Company and Buyer.

     SECTION 10.2 Termination by Either Buyer or the Company. This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, by action of either Buyer or the Board of Directors of the Company if (a) any order, decree, ruling or other non-appealable final action has been issued by a Governmental Entity permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or (b) the Merger shall not have been consummated by December 31, 2007; provided, however, that the right to terminate this Agreement under this Section 10.2 shall not be available to any party hereto whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement.
     SECTION 10.3 Termination by the Company. This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company, if the Company is not in breach of its obligations under this Agreement and there is a material breach by Buyer or Merger Sub of any representation, warranty, covenant or other agreement of them contained in this Agreement and such breach has not been cured within 15 days after written notice thereof to Buyer, or such breach cannot be cured, and would cause a condition set forth in Section 7.3(a) to be incapable of being satisfied.
     SECTION 10.4 Termination by Buyer. This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, by written notice given to the Company by Buyer, if Buyer is not in breach of its obligations under the Agreement and (a) there is a material breach by the Company of any representation, warranty, covenant or other agreement of it contained in this Agreement, and such breach has not been cured within 15 days after written notice thereof to the Company, or such breach cannot be cured, and would cause a condition set forth in Section 7.2(a) to be incapable of being satisfied or (b) if within the shorter of (i) 24 hours after the execution and delivery of this Agreement and (ii) the time between execution and delivery of this Agreement and 9:00 AM Eastern time on the first business day immediately following the execution and delivery of this Agreement, the Written Consent shall not have been executed and delivered by the Principal Stockholder to Buyer duly adopting the resolutions contained therein.
     SECTION 10.5 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article X, written notice thereof shall be given to the other parties hereto, and this Agreement (other than as set forth in this Section 10.5 and other than Sections 6.5 [Public Announcements] and 6.8 [Expenses] and Articles X and XI) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement. If this Agreement is terminated and the Merger is abandoned pursuant to this Article X, all confidential information received by Buyer, its financing sources or their respective Representatives and Affiliates with respect to the Company, its Subsidiaries and their respective Affiliates shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE XI
Miscellaneous
     SECTION 11.1 Entire Agreement. This Agreement (including the annexes, exhibits and schedules hereto) and the Confidentiality Agreement set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and, except as set forth in this Agreement, there are no representations or warranties, express or implied, made by any party to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement. Except for the matters set forth in the Confidentiality Agreement, any and all previous agreements and understandings between or among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein.
     SECTION 11.2 Assignment and Binding Effect. This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, however, that Buyer shall be permitted to assign this Agreement to any wholly-owned subsidiary of Buyer or to its lenders for collateral security purposes (provided that Buyer shall remain liable for all of its obligations hereunder following such assignment). All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.
     SECTION 11.3 Notices. Any notice, request, demand, waiver, consent, approval, or other communication that is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to such party personally or sent to such party by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 11.3) or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:
If to Buyer, Merger Sub or the Surviving Corporation:
c/o Spherion Corp.
2050 Spectrum Boulevard
Ft. Lauderdale, FL 33309
Facsimile: (954) 308-8262
Attention: Mark Smith, Chief Financial Officer
with a copy to:
Greenberg Traurig, P.A.
401 E. Las Olas Blvd., Suite 2000
Ft. Lauderdale, FL 33301
Facsimile: (954) 765-1477
Attention: Bruce I. March

If to the Company, the Principal Stockholder or the Stockholder’s Representative:
c/o Charlesbank Capital Partners, LLC
200 Clarendon Street
54th Floor
Boston, MA 02116
Facsimile: (617) 619-5402
Attention: Mark A. Rosen and Tami E. Nason
with a copy to:
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Facsimile: (212) 841-1010
Attention: Stephen A. Infante
or to such other address or Person as any party hereto may have specified in a notice duly given to the other parties hereto as provided herein. Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered, telegraphed or mailed.
     SECTION 11.4 Amendment and Modification. This Agreement may be amended, modified or supplemented at any time prior to the Effective Time by mutual agreement of Buyer, the Company and the Principal Stockholder, except as provided in Section 251(d) of the DGCL. Any amendment, modification or revision of this Agreement and any waiver of compliance or consent with respect hereto shall be effective only if in a written instrument executed by the parties hereto.
     SECTION 11.5 Governing Law; Jurisdiction.
     (a) This Agreement shall be governed by, and construed in accordance with, the laws of the state of New York without giving effect to principles of conflicts of laws thereof, except that the consummation and effectiveness of the Merger shall be governed by, and construed in accordance with, the laws of the state of Delaware.
     (b) Each of the Parties hereto (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County.

     SECTION 11.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONFIDENTIALITY AGREEMENT OR BY THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
     SECTION 11.7 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto to the fullest extent permitted by applicable Law.
     SECTION 11.8 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     SECTION 11.9 Enforcement. Buyer and Merger Sub acknowledge and agree that in the event either one shall terminate this Agreement, other than in accordance with its terms, the Stockholders and Option Holders shall have a right to pursue a claim for damages which may be sought only by the Stockholders’ Representative on behalf of the Company and/or the Option Holders and Stockholders.
     SECTION 11.10 No Other Representations and Warranties. Except as expressly set forth in this Agreement, no party is relying on any express or implied representations or warranties relating to any party or to the consummation of the transactions contemplated hereby. THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT ARE THE SOLE REPRESENTATIONS AND WARRANTIES OF THE PARTIES WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT. NO PARTY IS MAKING ANY REPRESENTATION OR OTHER WARRANTY (EITHER EXPRESS OR IMPLIED, BY FACT OR LAW) OTHER THAN THOSE SET OUT IN THIS AGREEMENT, INCLUDING ANY WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.
     SECTION 11.11 Disclosure Schedule. The representations and warranties contained in Article III and V are qualified by reference to the Disclosure Schedule attached hereto. The parties hereto agree that the Disclosure Schedule is not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company or the Principal Stockholder except to the extent expressly provided in this Agreement. Buyer and Merger Sub acknowledge that (i) the Disclosure Schedule may include items or information that the Company or the Principal Stockholder, as the case may be, is not required to disclose under this Agreement, (ii) disclosure of such items or information shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligation of the Company or the Principal Stockholder, as the case may be, under this Agreement and (iii) inclusion of information in the Disclosure Schedule shall not be construed as an admission that such information is material to the Company or the Principal Stockholder, as the case may be. Similarly, in such matters where a representation or warranty is given or other information is provided, the disclosure of any matter in the Disclosure Schedule shall not imply that any other undisclosed matter having a greater value or other significance is material. Buyer and Merger Sub further acknowledge that (A) headings have been inserted on Sections of the Disclosure

Schedule for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of this Agreement or the Disclosure Schedule, (B) cross references that may be contained in Sections of the Disclosure Schedule to other Sections of the Disclosure Schedule are not all-inclusive of all disclosures contained on such referenced Sections of the Disclosure Schedule and (C) information contained in various Sections of the Disclosure Schedule may be applicable to other Sections of the Disclosure Schedule; accordingly, every matter, document or item referred to, set forth or described in one Section of the Disclosure Schedule shall be deemed to be disclosed under each and every part, category, heading or subheading of such Section and all other Sections of the Disclosure Schedule and shall be deemed to qualify the representations and warranties of the Company and the Principal Stockholder, as the case may be, in this Agreement, to the extent such matter, document or item may apply if (x) a cross-reference to such other Section of the Disclosure Schedule is made or (y) it is readily apparent that the disclosed matter, document or item would relate to other representations or warranties or the matters covered thereby.
     SECTION 11.12 Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege.
     (a) Buyer and Merger Sub waive and will not assert, and each agrees to cause the Surviving Corporation and each of its Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Effective Time (the “Post-Closing Representation”), of the Stockholder’s Representative, any Stockholder or other officer, employee or director of the Company or any of its Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement, the Merger or any other agreements or transactions contemplated hereby (including any litigation, arbitration, mediation or other proceeding), by Covington & Burling LLP (the “Current Representation”).
     (b) Buyer and Merger Sub will not assert, and each agrees to cause the Surviving Corporation and each of its Subsidiaries to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation in connection with a dispute with Buyer, and following the Closing, with the Surviving Corporation or any of its Subsidiaries, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by such Designated Person; provided that the forgoing agreement of non-assertion and acknowledgment of retention shall not extend to any communication not involving this Agreement, the Merger or any other agreements or transactions contemplated hereby, or to communications with any Person other than the Designated Person and their advisers; provided, further that nothing in this Section 11.12 shall be construed as a waiver of any attorney-client privilege.

ARTICLE XII
Defined Terms; Interpretation
     SECTION 12.1 Defined Terms. As used in this Agreement, the terms set forth below shall have the following meanings:
     “Affiliate” of a Person means any other Person who directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with such Person.
     “Aggregate Merger Consideration” means the Enterprise Value, minus (A) the Closing Indebtedness, minus (B) the Transaction Expenses, minus (C) the aggregate of all Series A Preferred Stock Redemption Payments, minus (D) the Defeasance Costs, minus (E) the Debt Repayment Expenses, plus (F) the aggregate exercise price of the Options outstanding immediately prior to the Effective Time. For purposes of calculating the Aggregate Merger Consideration in connection with the Closing under Sections 2.1 and 2.5, the Enterprise Value shall be such value as is finally determined in accordance with Section 2.2. Following the determination of the Adjustment Amount pursuant to Section 2.3, the Aggregate Merger Consideration shall be such amount as finally adjusted pursuant to Section 2.3.
     “Business Day” means a day other than Saturday or Sunday or a day on which banks are required or authorized to close in the State of New York.
     “Buyer Credit Agreement” means that certain Credit Agreement dated as of July 24, 2003 by and among the Buyer, Bank of America, N.A., as administrative agent and collateral agent (together with its successors and assigns and together with the agent under any replacement working capital credit facility of the Buyer, the “Senior Agent”), certain other agents party thereto and certain financial institutions from time to time party thereto (together with their respective successors and assigns and together with any lenders from time to time party to any replacement working capital credit facility of the Buyer, the “Senior Lenders”), as such agreement may be amended, supplemented, restated or replaced from time to time, pursuant to which the Senior Lenders have agreed to make certain loans and advances to the Buyer from time to time pursuant to the revolving credit and letter of credit facilities thereunder.
     “Buyer Material Adverse Effect” means a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of Buyer and its Subsidiaries, taken as a whole, other than (i) changes or effects that are or result from occurrences relating to the economy financial markets, currency markets or commodity markets generally in the United States or the industries in which Buyer operates (and that do not disproportionately affect the Buyer), (ii) changes or effects that result from the announcement of this Agreement, the Merger or the transactions contemplated hereby, (iii) events, changes or effects arising out of any proposed or adopted legislation, or any other proposal or enactment by any Governmental Entity,

(iv) natural disasters, natural hazards or other physical or natural events, (v) acts and occurrences of war, terrorism or other armed conflict, or (vi) the taking of any action contemplated by this Agreement or consented to by the Company and the Principal Stockholder.
     “Capital Structure Certificate” means a certificate executed by an officer of the Company setting forth the pro rata ownership of the number of Shares and Options outstanding immediately prior to the Effective Time, the Per Share Merger Consideration, the Per Share Deferred Amount, the amount of each Option Cancellation Payment and the Per Option Deferred Amount.
     “Change of Control” means an event or series of events by which:
     (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the equity securities of the Buyer entitled to vote for members of the board of directors or equivalent governing body of the Buyer on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or
     (b) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Buyer cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors).
     “Charlesbank Junior Subordinated Promissory Notes” means (i) the Junior Subordinated Promissory Notes issued by the Company to Charlesbank Equity Fund V, Limited Partnership dated July 27, 2001 and July 22, 2003, (ii) the Junior Subordinated Promissory Notes issued by the Company to CB Offshore Equity Fund V, L.P. dated November 16, 2000, July 27,

2001 and July 22, 2003, (iii) the Junior Subordinated Promissory Notes issued by the Company to Charlesbank Equity Coinvestment Fund V, Limited Partnership dated July 27, 2001 and July 22, 2003 and (iv) the Junior Subordinated Promissory Note issued by the Company to Charlesbank Coinvestment Partners, Limited Partnership dated November 16, 2000.
     “Closing Indebtedness” means the sum of all outstanding principal and accrued interest owing by the Company or its Subsidiaries with respect to (i) the Credit Agreements, (ii) the Charlesbank Junior Subordinated Promissory Notes, (iii) the Merrill Lynch Junior Subordinated Promissory Notes, (iv) any other Technisource Junior Subordinated Promissory Notes, and (v) all other Indebtedness of the Company and its Subsidiaries as of the Closing Date, in each case as such amounts are outstanding as of the Closing Date.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Common Stock” means (i) the Class A (voting) common stock of the Company, par value $0.10 per share and (ii) the Class B (non-voting) common stock of the Company, par value $0.10 per share.
     “Company Material Adverse Effect” means any event, change or effect that has a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Company and its Subsidiaries, taken as a whole, other than events, changes or effects relating to, arising out of or involving (i) changes or effects that are or result from occurrences relating to the economy, financial markets, currency markets, or commodity markets generally in the United States or the industries in which the Company operates (and that do not disproportionately affect the Company and its Subsidiaries), (ii) changes or effects that result from the announcement of this Agreement, the Merger or the transactions contemplated hereby, (iii) events, changes or effects arising out of any proposed or adopted legislation, or any other proposal or enactment by any Governmental Entity, (iv) natural disasters, natural hazards or other physical or natural events, (v) acts and occurrences of war, terrorism or other armed conflict, or (vi) the taking of any action contemplated by this Agreement or consented to by Buyer.
     “Confidentiality Agreement” means the Confidentiality Agreement dated as of September 18, 2007 between Technisource, Inc. and the Buyer.
     “Control” means the direct or indirect possession of the power to elect at least a majority of the Board of Directors or other governing body of a Person through the ownership of voting securities, ownership or partnership interests, by contract or otherwise or, if no such governing body exists, the direct or indirect ownership of 50% or more of the equity interests of a Person.

     “Credit Agreements” means the (i) Credit Agreement dated as of December 2, 2005 among Intellimark Holdings, Inc., Merrill Lynch Capital and the additional lenders from time to time party thereto, as amended and (ii) Amended and Restated Second Lien Credit Agreement dated as of March 10, 2006 among Intellimark Holdings, Inc. and the lenders from time to time party thereto, as amended.
     “Defeasance Costs” means any premium, fee or penalty paid or payable to the holders of Closing Indebtedness in connection with the prepayment, repurchase or defeasance of such Closing Indebtedness incurred on or before the Closing Date, whether the same is incurred by the Company or any Subsidiary thereof or Buyer.
     “Encumbrances” means Liens, security interests, deeds of trust, encroachments, reservations, orders of Governmental Entities, decrees or judgments of any kind other than Permitted Encumbrances.
     “Enterprise Value” means $140,000,000, subject to any adjustment pursuant to Section 2.2.
     “Environmental Laws” means all applicable Laws relating to protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of Hazardous Substances.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Laws promulgated pursuant thereto or in connection therewith.
     “ERISA Affiliate” means, with respect to any Person, (i) a member of any “controlled group” (as defined in Section 414(b) of the Code) of which that Person is also a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with that Person or (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which that Person is also a member.
     “Fannan Litigation” means the class action complaint in the Superior Court of California for the County of Alameda, Case No. RG 06268562.
     “Fannan Ligitation Expenses” means all costs and expenses incurred by the Company or its Subsidiaries following the date of this Agreement in excess of any such expenses reserved for on the most recent Company Financials or on the Closing Date Balance Sheet in relation to the Fannan Litigation, including, without limitation, final payment in settlement of such litigation, fees and expenses of counsel to the Company and Buyer (if the settlement or final adjudication of the Fannan Litigation includes equitable relief effecting the Surviving

Corporation to the extent such fees and expenses relate to such equitable relief) and of experts and any reasonable out-of-pocket costs of cooperation in the Fannan Litigation incurred by the Surviving Corporation in accordance with Section 6.14(b).
     “GAAP” means United States generally accepted accounting principles.
     “General Indemnity Amount” means $6,500,000.
     “Governmental Entity” means any United States or other national, state, municipal or local government, domestic or foreign, any subdivision, agency, entity, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.
     “Guarantors” means certain subsidiaries of the Buyer who have guarantied the obligations of the Buyer under the Buyer Credit Agreement pursuant to certain Facility Guaranties (as defined in the Buyer Credit Agreement).
     “Hazardous Substances” means any and all hazardous and toxic substances, wastes or materials, any pollutants, contaminants, or dangerous materials (including, without limitation, polychlorinated biphenyls, friable asbestos, volatile and semi-volatile organic compounds, oil, petroleum products and fractions, and any materials which include hazardous constituents or become hazardous, toxic, or dangerous when their composition or state is changed), or any other similar substances or materials which are included under or regulated by any Environmental Laws.
     “Indebtedness” means, with respect to any Person, without duplication: (i) indebtedness for borrowed money (including any indebtedness constituting a reimbursement obligation on account of all issued and outstanding letters of credit to the extent any such letters of credit are drawn; (ii) indebtedness for borrowed money of any other Person guaranteed in any manner by such Person; and (iii) obligations of such Person as lessee under any leases which are required to be capitalized in accordance with GAAP, contingently or otherwise, as obligor or guarantor.
     “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations and any extensions thereof, , (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans and, together with all goodwill associated with each of the foregoing, (iii) copyrights and copyrightable works, including without limitation all unregistered copyrights, (iv) registrations and applications for any of the foregoing, (v) trade secrets, confidential information, know-how and inventions, (vi) computer software (including, without limitation, source code, executable code, data, databases and related documentation) and (vii) all other intellectual property.

     “Junior Subordinated Promissory Notes” means (i) the Charlesbank Junior Subordinated Promissory Notes, (ii) the Merrill Lynch Junior Subordinated Promissory Note and (iii) the Technisource Junior Subordinated Promissory Notes.
     “knowledge of the Company” or “to the Company’s knowledge” or similar words means the current actual knowledge of any of the individuals listed in Section 12.1 of the Disclosure Schedule after making due inquiry of those employees and professionals of the Company and each of its Subsidiaries who could reasonably be expected to have actual knowledge of the matters in question.
     “Laws” means all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, determinations, writs, injunctions, awards (including, without limitation, awards of any arbitrator), judgments and decrees applicable to the specified Persons.
     “Letter of Transmittal” means (i) the letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery by a Stockholder, as the case may be, of his, her or its Certificates in accordance with the instructions thereto), together with (ii) the instructions thereto for use in effecting the surrender of the Certificates in exchange for the consideration contemplated to be paid pursuant to this Agreement, each in form and substance reasonably acceptable to Buyer, the Company and the Principal Stockholder.
     “LIBOR” shall initially be the London Interbank Offered Rate for 180-day loans as published in The Wall Street Journal Money Rates section on the Closing Date and shall thereafter be adjusted on each six-month anniversary of the Closing Date to be an amount equal to the London Interbank Offered Rate for 180-day loans as published in The Wall Street Journal Money Rates section on the first day of such six month period (or, in each case, if The Wall Street Journal is not published on such date, on the next succeeding date on which The Wall Street Journal is published). In the event that The Wall Street Journal quotes more than one rate, or a range of rates, as LIBOR, then LIBOR shall mean the average of the quoted rates. In the event that The Wall Street Journal ceases to publish LIBOR, then LIBOR shall be determined based on Telerate Page 3750 or, if not set forth on Telerate Page 3750, by such other method as the Buyer and Stockholders’ Representative may reasonably determine.
     “Liens” means any mortgage, pledge, lien, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.
     “Merrill Lynch Junior Subordinated Promissory Note” means the Junior Subordinated Promissory Note issued by the Company to Merrill Lynch PCG, Inc. dated June 12, 2006.

     “Net Working Capital” means, with respect to a particular date, (i) the consolidated current assets of the Company and its Subsidiaries as of such date, minus (ii) the consolidated current liabilities of the Company and its Subsidiaries as of such date, in each case utilizing only the line items set forth on Annex 1 attached hereto. For purposes of calculating Net Working Capital, any negative cash balance attributable to outstanding but uncleared checks shall be removed from the cash account and treated as accounts payable in the current liability section of the Closing Balance Sheet.
     “Option Cancellation Payment” means, with respect to each Option outstanding immediately prior to the Effective Time, an amount equal to the product of (i) the number of Shares subject to such Option that are vested or vest at the Effective Time as provided in Section 2.1(f), multiplied by (ii) (x) the Per Share Merger Consideration, minus (y) the per Share exercise price of the Option.
     “Option Holder” means a Person holding Options.
     “Options” means the issued and outstanding options to purchase shares of Common Stock.
     “Paying Agent” means JPMorgan Chase Bank, or such other financial institution that is reasonably acceptable to Buyer and Stockholders’ Representative and which has been appointed to act as agent for the Stockholders in connection with the Merger and to receive the funds to which such holders shall become entitled pursuant to Article II.
     “Permitted Encumbrances” means (i) Liens with respect to Taxes and other governmental obligations not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers’ compensation, unemployment insurance, old age pensions or other social security obligations, (iii) encumbrances arising out of leasehold interests entered into in the ordinary course of business, (iv) mechanics’, materialmens’, repairmens’, warehousemens’, carriers’ or contractors’ liens or encumbrances or any similar lien or encumbrances created by Law for amounts not yet due and payable and (v) with respect to real property, (A) defects of title, easements, rights-of-way, zoning restrictions and other similar encumbrances, that do not secure any monetary amount and do not materially detract from the value of such properties and assets or interfere with the ordinary conduct of the use of such properties and assets, and (B) zoning laws and other land use restrictions that do not materially impair the present use of the property subject thereto.
     “Person” means any individual, corporation, partnership, limited partnership, limited liability company, trust, association or entity or Governmental Entity or authority.

     “Per Share Merger Consideration” means the quotient obtained by dividing: (A) the Aggregate Merger Consideration, by (B) the sum of (I) the total number of Shares outstanding as of the Effective Time, plus (II) the total number of Shares issuable upon exercise of the Options outstanding immediately prior to the Effective Time.
     “Pro Rata Portion” means, with respect to each Stockholder or Option Holder, a fraction (expressed as a percentage) the numerator of which is the aggregate consideration payable to such Stockholder or Option Holder pursuant to this Agreement and the denominator or which is the Aggregate Merger Consideration.
     “Restricted Stock” means any outstanding award of restricted Common Stock with respect to which the restrictions have not lapsed, and which award shall not have previously expired or been terminated, to a current or former employee, director or independent contractor of the Company or any of the Company’s Subsidiaries or any predecessor thereof or any other Person pursuant to any subscription agreement or any other contract or agreement entered into by the Company or any of the Company’s Subsidiaries.
     “Securities Act” means the Securities Act of 1933, as amended, and all Laws promulgated pursuant thereto or in connection therewith.
     “Senior Debt” means all liabilities, indebtedness or obligations of the Buyer or the Guarantors to the Senior Agent and the Senior Lenders, now existing or hereafter arising (whether or not presently contemplated or committed), under the Buyer Credit Agreement and the other Loan Documents (as defined in the Buyer Credit Agreement), as amended, supplemented or replaced from time to time, including all principal, premium, fees, costs and expenses (including reasonable attorney’s fees and expenses), all indemnification obligations, all reimbursement obligations and other amounts due under letters of credit issued thereunder, and all interest accruing on any of the foregoing before or after the commencement of any insolvency proceeding or any case under any chapter of the Federal Bankruptcy Code (whether or not allowed thereunder) by or against the Buyer.
     “Series A Preferred Stock ” means the Company’s Series A Preferred Stock, $0.01 par value per share.
     “Series A Preferred Stock Redemption Payment” means the Redemption Price (as such term is defined in the Company’s Amended and Restated Certificate of Incorporation) as of the Effective Time and payable to the holders of Series A Preferred Stock (other than those holders of Series A Preferred Stock exercising rights of appraisal under Section 262 of the DGCL) in connection with the Merger thereunder and hereunder.
     “Shares” means shares of Common Stock.

     “Stockholder” means any holder of record of Shares immediately prior to the Effective Time.
     “Subsidiary” of any Person means another Person under the Control of such Person.
     “Target Net Working Capital” means $31,000,000.
     “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, imposed by any Governmental Entity.
     “Tax Return” means any return, declaration, report, estimate, information return or other document (including any documents, statements or schedules attached thereto and amendment thereof) required to be filed with any federal, state, local or foreign tax authority with respect to Taxes.
     “Technisource Junior Subordinated Promissory Notes” means the Junior Subordinated Promissory Notes issued to the individuals and in such amounts as listed on Annex 5 to this Agreement.
     “Third Party Acquisition” means (i) the issuance of any equity or debt securities or convertible securities of the Company or any Subsidiary or similar financing transaction involving the Company or any Subsidiary, (ii) a reorganization, dissolution, liquidation or recapitalization of or involving the Company or any Subsidiary, (iii) a merger, consolidation or acquisition of or involving the Company or any Subsidiary, (iv) a sale of any material amount of assets of the Company or any Subsidiary, (v) the direct or indirect purchase, sale or other disposition of any equity interests of the Company or any Subsidiary, (vi) a similar transaction or business combination involving the Company’s or any Subsidiary’s equity or assets or (vii) any other transaction which could reasonably be expected to preclude or materially increase the difficulty of the consummation of the transactions contemplated hereby, or materially adversely affect the benefits to Buyer of consummating the transactions contemplated by this Agreement.
     “Transaction Expenses” means the fees, expenses, charges and other payments incurred or otherwise payable by the Company or any of its Subsidiaries in connection with the consummation of the Merger, as identified on the Transaction Expenses Annex. For the avoidance of doubt, “Transaction Expenses” shall exclude any Closing Indebtedness, Defeasance Costs, Debt Repayment Expenses and Agents’ Fees, but shall include, without limitation, the premium payable for an indemnity insurance policy covering the Stockholders (other than those dissenting stockholders exercising rights of appraisal under Section 262 of the DGCL who do not receive a cash payment in the Merger pursuant to Article II) and Option Holders who have delivered an executed Option Acknowledgement for certain obligations they may have with respect to indemnity claims which may be made by the Buyer or Merger Sub pursuant to this Agreement.
     SECTION 12.2 Interpretation.
     (a) The parties hereto and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as drafted jointly by the parties hereto with the advice and participation of counsel and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.
     (b) For purposes of this Agreement: (i) the table of contents and headings contained in this Agreement are for reference purposes only and shall in no way modify or restrict any of the terms or provisions hereof, (ii) except as expressly provided herein, the terms “include,” “includes” or “including” are not limiting and “or” and “either” are not exclusive, (iii) the words “hereof” and “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) article, section, paragraph, exhibit, annex and schedule references are to the articles, sections, paragraphs, exhibits, annexes and schedules of this Agreement unless otherwise specified, (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (vii) a reference to any Laws or other legislation or to any provision of any Law or legislation shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to “$” or “dollars” shall be deemed references to United States dollars and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement.
[Signature Page Follows]

     The parties hereto, intending to be legally bound hereby, have duly executed this Agreement and Plan of Merger as of the date first above written.

SPHERION CORPORATION
By:	/s/ Mark W. Smith
	Name:	Mark W. Smith
	Title:	Executive Vice President and CEO

CRYSTAL ACQUISITION CORPORATION
By:	/s/ Roy Krause
	Name:	Roy Krause
	Title:	President and CEO

INTELLIMARK HOLDINGS, INC.
By:	/s/ Stephen R. Bova
	Name:	Stephen R. Bova
	Title:	CEO

PRINCIPAL STOCKHOLDERS:

CHARLESBANK EQUITY FUND V, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund V GP, Limited Partnership, its General Partner

	By:	Charlesbank Capital Partners, LLC, its General Partner

	By:	/s/ Mark Rosen

Name: Mark Rosen
Title:

	By:	/s/ Michael Thonis

Name: Michael Thonis
Title:

CB OFFSHORE EQUITY FUND V, L.P.

By:	Charlesbank Equity Fund V GP, Limited Partnership, its Managing General Partner

	By:	Charlesbank Capital Partners, LLC, its General Partner

	By:	/s/ Mark Rosen

Name: Mark Rosen
Title:

	By:	/s/ Michael Thonis

Name: Michael Thonis
Title:

CHARLESBANK EQUITY COINVESTMENT FUND V, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund V GP, Limited Partnership, its General Partner

	By:	Charlesbank Capital Partners, LLC, its General Partner

	By:	/s/ Mark Rosen

Name: Mark Rosen
Title:

	By:	/s/ Michael Thonis

Name: Michael Thonis
Title:

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP

By:	Charlesbank Capital Partners, LLC, its General Partner

	By:	/s/ Mark Rosen

Name: Mark Rosen
Title:

STOCKHOLDERS’ REPRESENTATIVE: CHARLESBANK CAPITAL PARTNERS, LLC
By:	/s/ Mark Rosen
	Name:	Mark Rosen
Title:

By:	/s/ Michael Thonis
	Name:	Michael Thonis
Title: